EXHIBIT 1

Cameco Corporation

Annual Information Form

March 19, 2004

Cameco Corporation

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2003

Dated March 19, 2004

Cameco Corporation
Annual Information Form
Table of Contents

2003 Cameco Annual Information Form

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REPORTING CURRENCY AND FINANCIAL INFORMATION

All amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States (“US”) dollars.

Financial information is presented in accordance with Canadian generally accepted accounting principles. Differences between generally accepted accounting principles in Canada and the United States, as applicable to Cameco Corporation, are explained in the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003 and attached as Appendix “A”.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form and the information incorporated herein are forward-looking statements. Discussions containing forward-looking statements may be found in the material set forth in the “General Development of Business”, “The Nuclear Business”, “The Gold Business”, “Common Risk Factors-Uranium and Gold” and “Management’s Discussion and Analysis” sections. In addition, when used in this Annual Information Form, the words “believes”, “intends”, “anticipates”, “expects”, “estimates” and words of similar import may indicate forward-looking statements. Statements which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; the impact of the change in volume of uranium and conversion services sold, electricity generated and gold produced; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens and long term hazardous waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation, re-regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although Cameco Corporation believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Annual Information Form. Cameco Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

INCORPORATION AND SUBSIDIARIES

     Incorporation

Cameco Corporation (“Cameco” or the “Company”) was incorporated under the Canada Business Corporations Act (“CBCA”) on June 19, 1987 to combine the uranium mining and milling operations of Saskatchewan Mining Development Corporation (“SMDC”) with the uranium mining, refining and conversion operations of Eldorado Nuclear Limited (“ENL”), since renamed Canada Eldor Inc. (“CEI”) (the “Reorganization”). The Reorganization of SMDC and ENL was accomplished by the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (the “ENL Reorganization Act”) and The Saskatchewan Mining Development Corporation Reorganization Act (Saskatchewan). Pursuant to this legislation, in October 1988 CEI and SMDC transferred substantially all of their assets to Cameco in exchange for Cameco assuming substantially all of their current and certain other liabilities and issuing common shares, one Class B Share and promissory notes of the Company.

On June 18, 2001, legislation to amend the ENL Reorganization Act was passed by the federal government. The legislative amendment allowed Cameco to proceed with an amendment to Cameco’s articles to increase the individual non-resident share ownership from 5% to 15% and to increase the limit on aggregate non-resident ownership voting rights from 20% to 25%. This amendment was approved by special resolution of Cameco’s shareholders at the 2002 annual shareholders meeting.

2003 Cameco Annual Information Form

At its formation, Cameco’s share capital was owned 61.5% and 38.5%, respectively, by the province of Saskatchewan and the Government of Canada. The Company became a publicly traded company in Canada after the initial public offering of its common shares in 1991. The province of Saskatchewan and the Government of Canada have sold all of their common shares in Cameco. The province of Saskatchewan retains one Class B share in Cameco.

The province of Saskatchewan, as the holder of the Class B share (the “Class B Share”), is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class except on any proposal to (i) amend Part I of Schedule B of Cameco’s articles, (ii) amalgamate that would effect an amendment to Part I of Schedule B of Cameco’s articles, or (iii) amend the articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of Cameco’s articles currently provides that (A) the registered office and head office operations of Cameco must be located in the province of Saskatchewan, (B) all of the executive officers (vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president) of the Company, except for the chairman of the board, and substantially all of the senior officers (vice presidents) of the Company must be ordinarily resident in the province of Saskatchewan, and (C) all annual meetings of shareholders of the Company must be held at a place in the province of Saskatchewan.

On May 8, 2003, at the 2003 annual and special shareholders meeting, shareholders approved two amendments to Cameco’s articles. The first was to permit the board to appoint one or more directors between meetings of shareholders as permitted by the CBCA, subject to certain limitations, the second was to remove the requirement that the chairman of the board must be ordinarily resident in the province of Saskatchewan.

Cameco’s head office and principal place of business is located at 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, telephone (306) 956-6200.

     Subsidiaries

Cameco owns a one-half interest in UEM Inc. (“UEM”), a Canadian company.

The Company owns a one-third interest in Kumtor Gold Company (“KGC”), a Kyrgyz company, through its wholly owned Canadian subsidiary Cameco Gold Inc.

Cameco owns a 31.6% limited partnership interest in Bruce Power Limited Partnership (“Bruce Power”), an Ontario limited partnership, through its wholly owned Canadian subsidiaries Cameco Bruce Holdings Inc. and Cameco Bruce Holdings II Inc.

No other subsidiaries are individually or collectively material.

GENERAL DEVELOPMENT OF THE BUSINESS

Cameco is the world’s largest uranium producer. The Company’s competitive position is based upon its large, high-grade reserves and low-cost operations, significant market position and access to other supplies of uranium. Cameco is also one of the four commercial converters of uranium concentrates (“U3O8”) to UF6 (uranium hexafluoride) in the western world and the principal supplier of services to convert uranium concentrates to UO2 (uranium dioxide). Cameco, through subsidiaries, has a 31.6% limited partnership interest in Bruce Power, which operates North America’s largest nuclear electricity generating facility. Bruce Power has six nuclear reactors at the facility in service. While Cameco continues its principal focus on the nuclear business, it is also in the gold business. A Cameco subsidiary has a one-third interest in and operates the large Kumtor gold mine in the Kyrgyz Republic in Central Asia. A Cameco majority-owned subsidiary is developing the Boroo gold mine in Mongolia. The Company continues to explore for uranium and gold in a number of countries.

2003 Cameco Annual Information Form

Three-Year Highlights

Major developments in Cameco’s business in each of the fiscal years ended December 31, 2001 to December 31, 2003 were as follows:

2001

Highlights from 2001 included:

•	In April, Bruce Power decided to proceed with the restart of two Bruce “A” nuclear reactors whose operation was previously suspended by Ontario Hydro (predecessor to Ontario Power Generation (“OPG”)), subject to regulatory approval.

•	In May, Bruce Power became the operator of the Bruce “A” and Bruce “B” nuclear power plants, having received operating licenses from the Canadian Nuclear Safety Commission (“CNSC”) and finalized and closed its long-term lease with OPG of these nuclear power plants and related facilities. At that time a Cameco subsidiary acquired a 15% interest in Bruce Power and Cameco became the exclusive supplier of non-enriched nuclear fuel to the Bruce nuclear plants.

•	In June, the joint venture owners approved the Cigar Lake feasibility study.

•	In November, an amendment to the Russian highly enriched uranium commercial agreement (“HEU Commercial Agreement”) was signed. By year-end, a Cameco subsidiary had exercised options to purchase 63 million pounds U3O8 under the amended HEU Commercial Agreement.

•	In December, the government of Saskatchewan announced a new uranium royalty regime, which took effect January 1, 2002.

2002

Highlights from 2002 included:

•	In February, the province of Saskatchewan sold its remaining common shares (10%) of Cameco.

•	In March, a Cameco subsidiary acquired a 52% interest in AGR Limited (“AGR”), which interest increased to 56% in December. AGR, through subsidiaries, has a 95% interest in the Boroo gold mine in Mongolia.

•	In June, a Cameco subsidiary purchased the Smith Ranch uranium in situ leach mine located in Wyoming, nearby the subsidiary’s Highland mine, making Cameco, through subsidiaries, the sole primary producer of uranium in the United States.

•	In July, Cameco signed a memorandum of agreement as an initial step toward entering into a partnership to construct a $1.1 billion (US) enrichment facility in the United States, however, in March 2003 Cameco announced that it would not enter the partnership.

•	In July, a pit wall failure occurred at the Kumtor mine, reducing 2002 gold production from a forecast 700,000 ounces to 528,550 ounces (Cameco’s share is one-third).

•	In December, Cameco announced an increase in its annual common share dividend from $0.50 to $0.60 per share. The dividend increase took effect for shareholders of record at the end of the first quarter 2003.

•	In December, Cameco signed an agreement, along with others, to collectively purchase 79.82% of Bruce Power from British Energy plc (“BE”).

2003

Highlights from 2003 included:

•	In February 2003, the purchase of 79.8% of Bruce Power from BE by Cameco, along with others, closed and Cameco’s limited partnership interest in Bruce Power, held through subsidiaries, increased from 15% to 31.6%.

•	In February 2003, through its subsidiary Cameco Gold Inc. (“CGI”), Cameco reached an agreement in principle with the Kyrgyzaltyn JSC to restructure the ownership of the Kumtor gold mine located in the Kyrgyz Republic. Discussions with the Kyrgyz government were centred on their equity participation in the consolidation of Cameco’s gold assets into a new entity that would be publicly listed.

2003 Cameco Annual Information Form

•	Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area began to flood portions of the mine. Remedial work to return the mine to a safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in early July 2003 for mine production to resume. The McArthur River mine produced 15.2 million pounds U3O8 in 2003 (Cameco’s share was 10.6 million pounds). In total, Cameco’s production from all operations reached 18.5 million pounds U3O8 in 2003 (excluding nominal test mining uranium production from Inkai) compared to its original target of 20.9 million pounds U3O8. While mining at the McArthur River mine was suspended, the Company met all sales commitments with existing inventory and its other supply sources.

•	In 2003, the federal government enacted amendments to the Income Tax Act (Canada) (“ITA”) that reduced the corporate tax rate on income from resource activities from the present level of 28% to 21%, over a five-year period commencing in 2003. Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantial enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a one-time, non-cash income tax adjustment of $86.2 million in the second quarter.

•	In October 2003, the remediation work on the Kumtor pit wall, which collapsed in July 2002, was completed. For the second half of 2003, the average mill feed grade rose to about 5.6 g/t. Production at Kumtor during 2003 was 677,552 ounces at an average feed grade of 4.5 g/t (Cameco’s share was 225,851 ounces).

•	In September 2003, Cameco completed an offering of 5% Convertible Subordinated Debentures due October 1, 2013 for aggregate gross proceeds of $230 million. The Debentures trade on the Toronto Stock Exchange under the symbol “CCO.DB” and can be converted at the option of the holders into Cameco common shares at any time on or prior to maturity based on a conversion price of $65.00 per share (subject to adjustment in certain circumstances).

•	In connection with Bruce Power’s plans to restart two of the four laid-up units of the Bruce “A” station, Unit 4 was connected to the Ontario electricity grid in October 2003. Unit 4 was declared in commercial production as of November 1, 2003.

2004 Expected Material Developments in the Business

The following are the significant trends, events and commitments known to Cameco that could have a material impact in 2004 on Cameco’s business, financial condition or results of operations:

•	In January 2004, Cameco announced that Joint Stock Company Kyrgyzaltyn (“Kyrgyzaltyn JSC”), agreed to transfer all of KGC, the owner of the Kumtor gold mine in the Kyrgyz Republic, to a new jointly owned Canadian company called Centerra Gold Inc. (“Centerra”). In conjunction with its acquisition of KGC and Cameco’s other gold assets, Centerra intends to undertake an initial public offering in Canada and listing of its shares on the Toronto Stock Exchange. Cameco expects to hold a majority interest in Centerra immediately following the initial public offering. Closing of the acquisition is targeted for the second quarter of 2004 and is subject to satisfaction of a number of conditions.

•	Unit 3, the second of the two units of the Bruce “A” station to be restarted, was reconnected to the power grid in January 2004. With the restart of the two Bruce “A” nuclear power units, Bruce Power’s net generating capacity increased from 3,160 megawatts to 4,660 megawatts.

•	In March 2004, Cameco announced that one of its wholly owned US subsidiaries signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (“STP”) from a wholly owned subsidiary of American Electric Power (“AEP”) for $333 million (US). Included in the purchase price is $54 million (US) for fuel and non-fuel inventory. STP consists of two 1,250 megawatts nuclear units located in Texas. The net generating capacity from the 25.2% interest in STP is 630 megawatts. Each owner takes in kind and markets its pro-rata share of electricity generated by STP. The balance of STP is held by Texas Genco (30.8%), the City Public Service Board of San Antonio (28%) and the City of Austin (16%). The interest being purchased by Cameco is subject to a right of first refusal in favour of these owners. The agreement is subject to regulatory approval and other closing conditions, and the final purchase price is subject to closing adjustments. The transaction is expected to close in the second half of 2004.

2003 Cameco Annual Information Form

THE NUCLEAR BUSINESS

Overview

The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 16% of the world’s electricity. According to the World Nuclear Association, nuclear plant electric generating capacity is expected to grow modestly between now and the year 2013, primarily as a result of new reactor construction outside the US and improved reactor operation. The rate of growth is expected to be somewhat below that of the total market for electricity.

The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication. Once a uranium deposit is discovered and reserves delineated, uranium ore is mined and upgraded at a mill to produce uranium concentrates. Mining companies that do not operate conversion service facilities usually sell uranium concentrates to electrical generating companies (“utilities”) around the world on the basis of the U3O8 contained in the uranium concentrates. Utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.

Cameco’s involvement in the nuclear business consists principally of (a) exploring for, developing, mining and milling uranium ore to produce uranium concentrates; (b) supplying uranium refining and conversion services to produce UO2 and UF6; (c) selling produced and acquired uranium to utilities; and (d) its subsidiaries collectively being a 31.6% limited partner in Bruce Power, which operates North America’s largest nuclear electricity generating facility.

Uranium Concentrates Business

Market Background

     Demand

The demand for U3O8 is directly linked to the level of electricity generated by nuclear power plants. Western world annual uranium fuel consumption has increased from approximately 56 million pounds U3O8 in 1980 to about 155 million pounds in 2003. Cameco estimates that annual uranium fuel consumption in the western world will reach 172 million pounds in 2013, reflecting an annual growth rate of 1.0% per year over the period. Demand could be increased slightly by the current trend toward improving plant operating performance or reduced by the premature closing of some nuclear power plants. Demand in the former Soviet Union, Eastern Europe and China was about 25 million pounds in 2003 and is expected to increase to about 33 million pounds in 2013.

     Supply

The international uranium supply industry is highly competitive. Uranium supply sources include primary mine production and secondary sources such as excess inventories, uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. Russia supplies most of the requirements of the former Soviet Union and Eastern Europe from inventories, reprocessing of used reactor fuel, and primary mine production.

     Primary Production

The uranium production industry is international in scope with a small number of companies operating in relatively few countries. In 2002 (the latest year for which figures are available), approximately 80% of the estimated world production of 94 million pounds U3O8 was provided by eight producers: Cameco, Cogema, Energy Resources of Australia Ltd., Rossing Uranium Limited and WMC Resources Ltd. in the western world, and Kazatomprom in Kazakhstan, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. Approximately 92% of estimated world production was sourced from nine countries (in order of production, from greatest to least): Canada, Australia, Niger, Russia, Kazakhstan, Namibia, Uzbekistan, the US and South Africa.

Note: Western world includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Germany, India, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Portugal, Romania, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, United Kingdom and United States.

2003 Cameco Annual Information Form

The Canadian uranium industry has, in recent years, been the leading supplier with production of approximately 30 million pounds U3O8 in 2002, or about 32% of world production. Production from Cameco operated mines in Canada and the US in 2003 was approximately 23 million pounds. Cameco’s share of this production was approximately 18.5 million pounds.

Subject to the constraints described below, all primary production is available to meet the demand of the nuclear power industry in the western world.

     Secondary Sources

Each year since 1985, western world uranium production has been less than western world utility uranium consumption. The resulting shortfall has been covered by a number of secondary sources. Excess inventories held by utilities, producers, other fuel cycle participants and governments (including Russian government inventories) have been and continue to be a significant source of supply. Utilities in Europe also use reprocessed uranium and plutonium derived from used reactor fuel as a source of supply. In addition, in recent years, another source of supply has been the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers. Cameco estimates these two recycling sources will meet about 6% of western world demand to 2013. Finally, uranium derived from the dismantling of Russian nuclear weapons has become a significant source of supply and could meet about 13% of western world demand to 2013. A limited amount of uranium from the US weapons program has been introduced into the market but this is not expected to become a significant supply source.

     Uranium from Nuclear Disarmament

In February 1993, the United States and Russia signed an agreement (the “Russian HEU Agreement”) to manage the sale of highly enriched uranium (“HEU”). Under this agreement, over a term of 20 years, 500 tonnes of HEU, derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the United States as low enriched uranium (“Disarmament LEU”), suitable for use in nuclear power plants. Disarmament LEU scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U3O8 (“Disarmament Uranium”).

The USEC Privatization Act, which became law in 1996, regulates the introduction of Disarmament Uranium into the US market. Under the USEC Privatization Act, Disarmament Uranium delivered after 1996 may be sold into the US market beginning in 1998 subject to an annual quota. The quota for 2003 was 12 million pounds U3O8, and will increase by 2 million pounds per year to 2005, and thereafter by 1 million pounds per year to a maximum of 20 million pounds per year beyond 2008. This material may also be used in the US for matched sales with newly mined US origin U3O8 under the Russian suspension agreement.

Disarmament Uranium delivered in 1995 and 1996, totaling 14 million pounds U3O8 equivalent, was purchased by Department of Energy (“DOE”). Under the USEC Privatization Act, 5 million pounds U3O8 equivalent was subsequently repurchased by Russia for matched sales into the US market. The remaining 9 million pounds U3O8 equivalent of this material was to be sold by DOE prior to the end of 2003 in quantities not exceeding 3 million pounds per year. As of the end of 2003, DOE had not sold any of this material.

In 1999, DOE purchased 28 million pounds U3O8 equivalent contained in the Disarmament LEU delivered by Russia in 1997 and 1998. DOE purchased this material pursuant to the bilateral agreement related to the HEU Commercial Agreement. This material, along with an additional 30 million pounds of DOE inventory, is included in a US stockpile to be withheld from the market until March 2009.

In 2003 and each year thereafter, Russia plans to deliver LEU from 30 tonnes of HEU, about 24 million pounds U3O8 equivalent, until the Disarmament LEU derived from the entire 500 tonnes included under the Russian HEU Agreement has been delivered to the United States. To the end of 2003, about 159 million pounds U3O8 equivalent had been delivered.

     HEU Commercial Agreement

On March 24 1999, Cameco Europe S.A., a wholly owned subsidiary of Cameco, along with Compagnie Generale des Matieres Nucleaires, RWE Nukem Inc. of the United States and its affiliate RWE Nuklear GmbH of Germany (collectively the “Companies”), signed an agreement, subsequently amended, the (“HEU Commercial Agreement”) with AO Techsnabexport (“Tenex”), the commercial arm of the Russian Ministry for Atomic Energy. Under the

2003 Cameco Annual Information Form

HEU Commercial Agreement, the Companies were granted options to purchase a majority of the Disarmament Uranium.

On November 16, 2001, Tenex and the Companies signed an amendment to the HEU Commercial Agreement. Under the terms of the amendment, the Companies committed to exercise their options to purchase a quantity of uranium (about 124 million pounds U3O8) equal to their share of the annual quota under the USEC Privatization Act for the period 2002 to 2013. Cameco Europe S.A.’s share is 53 million pounds. Tenex retained about 82 million pounds to sell under its share of the quota. The Companies have exclusive options to purchase the balance of the Disarmament Uranium. Subsequently in 2001, Cameco Europe S.A. exercised options for an additional 10 million pounds. In late 2002, Cameco Europe Ltd., a Swiss company, assumed the obligations and rights of Cameco Europe S.A., a Luxembourg company, under HEU Commercial Agreement, as amended. In 2003, Cameco Europe Ltd. exercised options for an additional eight million pounds.

A series of related agreements between the US and Russian governments (collectively, the “Bilateral Agreement”), which are integral to the HEU Commercial Agreement, require Tenex to return to Russia the Disarmament Uranium not purchased by the parties to the HEU Commercial Agreement or sold by Tenex, and allows Russia to use about 7 million pounds U3O8 equivalent annually for blending down HEU to Disarmament LEU. Pursuant to Bilateral Agreement, the balance of the returned uranium is to be placed in a monitored stockpile. In the event the monitored stockpile exceeds 58 million pounds U3O8 equivalent, Russia is permitted to sell the excess into supply contracts in place on March 24, 1999, mainly with utilities in Eastern Europe.

Tenex has been selling its share of the US Quota through a contract with Globe Nuclear Services and Supply GNSS, Limited (“GNSS”). In November, 2003 Tenex terminated its contract with GNSS effective January 2004, stating that “the terms of the contract with GNSS are contrary to the interests of the Russian Federation.” Tenex has indicated an intention to meet all of the GNSS delivery commitments, reportedly amounting to about 31 million pounds U3O8 equivalent over the next 5 years. It is expected that most of the remainder of Disarmament Uranium will be returned to Russia to facilitate blending HEU under the HEU Commercial Agreement.

On February 12, 2004, Tenex and the Companies agreed in principle to further amend the HEU Commercial Agreement. This agreement in principle provides, amongst other things, that the HEU Commercial Agreement be amended to allow Tenex to return additional Disarmament Uranium to Russia to secure the supply of natural uranium required to facilitate the blend down of HEU to Disarmament LEU, and to give Tenex a priority right to remove Disarmament Uranium from the monitored stockpile for such blending purposes. These amendments will reduce the remaining quantity of Disarmament Uranium that the Companies could have elected to purchase over the remaining term of the HEU Commercial Agreement.

     Trade Restraints and Policies

The US government and the European Union (“EU”) have limited the access of Commonwealth of Independent States (“CIS”) suppliers to their respective markets. In the US, an ad hoc committee of uranium producers and other companies filed an anti-dumping suit against the former Soviet Union in 1991. The resulting settlement was effected in suspension agreements signed in October 1992 by the US Department of Commerce with Russia, Uzbekistan, Kazakhstan and Kyrgyz Republic. The suspension agreements with Uzbekistan, Kazakhstan and Kyrgyz Republic have since terminated.

In 2000, the US International Trade Commission ruled that the suspension agreement with Russia would remain in force until March 2004. The Russian suspension agreement allows approximately 4 million pounds of Russian U3O8 per year to be imported into the US, but only to the extent it is matched in sales with an equal volume of new US production.

The Euratom Supply Agency in Europe, which must approve all uranium-related contracts entered into by members of the EU, has an informal policy limiting the use of Russian uranium to about 20% of annual individual utility requirements.

The US and EU restrictions have no effect on the sales of Russian uranium to other countries. About one-quarter of western world uranium requirements arise from utilities in countries unaffected by the US and EU restrictions. In 2003, approximately 23% of Cameco’s sales volume was to countries not subject to US or EU restrictions. Utilities in some of these countries adopt policies which effectively limit the amount of Russian uranium they will purchase. Such policies often relate to security of supply concerns or their country’s bilateral relations with Russia.

2003 Cameco Annual Information Form

     Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and long-term contracts with uranium producers. These contracts usually provide for deliveries to begin one to three years after signing and continue for several years thereafter. In awarding medium and long-term contracts, Cameco believes utilities consider the commercial terms offered, including price, as well as the producer’s record of performance and uranium reserves.

Prices are established by a number of methods including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions which affect the price ultimately paid. For example, the ceiling prices will limit the upside potential of price movement, while conversely the floor price establishes a minimum price that will ultimately be paid. Prices under uranium supply contracts are usually confidential.

Utilities also acquire uranium through spot and near-term purchases from producers and traders. Spot market purchases are those which call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. Demand in the spot market in 2003 increased from 20 million pounds U3O8 in 2002 to about 22 million pounds U3O8.

As reported by TradeTech, the spot market price for U3O8 increased by approximately 41% in 2003 ending the year at $14.40 (US) per pound compared to $10.20 (US) per pound at the end of 2002. In addition, due to trade restrictions and policies, a two-tier market previously existed such that there has been a discount for uranium of Russian origin. The two prices have largely converged and there is no longer a published price that specifically applies to Russian origin uranium.

Marketing

Cameco markets uranium to utilities in direct competition with supplies available from various sources worldwide. Cameco’s marketing strategy is to commit its uranium production under medium-term (three to five years) and long-term (greater than five years) contracts with a diversified mix of pricing mechanisms. Uranium concentrates sold under medium-and-long term contracts may be governed by one of a variety of price determination mechanisms. For concentrates delivered by Cameco in 2003, the following pricing mechanisms applied: negotiated (6%), firm-price (29%) and market-related (65%).

Sales contracts typically contain some quantity flexibility that enables the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. In general, utilities purchase from multiple suppliers in order to diversify their sources. Cameco sells uranium concentrates to utilities in Argentina, Belgium, Canada, Finland, France, Germany, Japan, South Korea, Spain, Sweden, Taiwan, United Kingdom, and the US.

In 2003, approximately 39% of Cameco’s U3O8 sales were to five customers. For the period 2004 forward, Cameco has commitments in excess of 100 million pounds U3O8 under 66 medium-term and long-term contracts with about 40 customers worldwide. Cameco’s five largest customers account for approximately 50% of these commitments. Over this period, 60% of Cameco’s committed sales volume is to purchasers in the Americas (US, Canada and Latin America), 17% in the Far East and 23% in Europe.

Cameco generally does not sell into the spot uranium market. Cameco, however, has taken advantage of low spot and long-term market prices to purchase uranium under spot and long-term contracts. Cameco intends to deliver this purchased material into certain long-term contracts and may make additional purchases of this type in the future. At December 31, 2003, Cameco had firm commitments to purchase approximately 88 million pounds U3O8 over the 2004-2013 period, of which 64 million pounds is the result of Cameco Europe S.A.’s exercise of certain options under the HEU Commercial Agreement.

Mining Properties

The Company’s uranium production is from two sources in Saskatchewan and two sources in the US. The Saskatchewan sources are the Rabbit Lake mine and mill and the combined McArthur River mine — Key Lake mill. The US sources are Crow Butte and Smith Ranch-Highland in situ leach (“ISL”) operations. Cameco has two material uranium properties, McArthur River, which is being mined, and Cigar Lake, which is being developed.

2003 Cameco Annual Information Form

The Key Lake mill processes McArthur River ore and stockpiled ore from the depleted Key Lake mine. Mining at Key Lake ended in 1997. At Rabbit Lake, mining ceased in April 1999 and milling ceased in May 2001 and both activities resumed in 2002.

The following table shows Cameco’s share of uranium production for the past three years from its uranium properties (all in pounds U3O8):

	2001	2002	2003(1)
McArthur River(2)	12,048,000	12,905,000	10,579,000
Rabbit Lake	4,563,000	1,143,000	5,928,000
Smith Ranch-Highland (3)	695,000	887,000	1,201,000
Crow Butte	815,000	768,000	823,000
Key Lake	648,000	190,000	—

Total	18,769,000	15,893,000	18,531,000

Notes:

(1)	This does not include nominal test mining uranium production from Inkai.

(2)	Milled at Key Lake.

(3)	A Cameco subsidiary acquired Smith Ranch in June 2002. Smith Ranch-Highland 2002 production figure includes the subsidiary’s share of Smith Ranch production after closing of the acquisition. Smith Ranch-Highland 2001 production figures do not include Smith Ranch production.

McArthur River

McArthur River is an underground uranium mine, in which Cameco has a direct and indirect interest of 69.805%. It contains the world’s largest known high-grade uranium deposit. McArthur River is owned by joint venture partners Cameco (55.844%), Cogema (16.234%) and UEM (27.922%), a company equally owned by Cameco and Cogema. Cameco is the operator. At December 31, 2003, the Company’s share of proven and probable reserves were 559,000 tonnes of ore containing 304.7 million pounds U3O8 with an average grade of 24.7% U3O8 and its share of measured and indicated resources are 409,600 tonnes of material containing 85.7 million pounds with an average grade of 9.5% U3O8.

At an assumed annual production rate of 18 million pounds, Cameco estimates that McArthur River will have a mine life of at least 25 years and a payback period of capital invested of approximately 4 years after 2003.

     Property Description and Environment

This property is located near Toby Lake in northern Saskatchewan, approximately 620 kilometres north of Saskatoon. The McArthur River mine site is compact, occupying approximately an area of one kilometre in the north/south direction and half a kilometre in the east/west direction. The site consists of an underground mine, one full service shaft and two ventilation shafts along with numerous surface facilities, including inert waste rock stockpiles, a large capacity mine water treatment plant, a pump house, ponds, standby diesel generators as well as maintenance and warehousing facilities. Other major facilities include the orebody freezing plant, the administration/shop complex, the ore slurry handling and truck load-out facility.

The surface facilities and mine shafts for the McArthur River operation are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease agreement was signed in April 1999 and is valid for 33 years. Obligations attached to the surface lease relate primarily to annual reporting regarding the status of the environment, land development and progress on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved. The McArthur River surface lease presently covers about 651 hectares.

The mineral property consists of 21 mineral claims and one mineral lease totaling 84,818 hectares.

The McArthur River uranium deposit is located in the area subject to mineral lease ML5516. Under this mineral lease Cameco acquired the right to mine this deposit. The current mineral lease expires in March 2004 with the right to renew for successive subsequent 10 year terms absent a default by Cameco. An application to renew the current mineral lease has been submitted.

2003 Cameco Annual Information Form

Surrounding the McArthur River uranium deposit are 21 mineral claims. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease. Title to the 21 mineral claims is secured until 2017.

All resources and reserves on the property are part of the McArthur River orebody.

For additional information on mineral leases, mineral claims and surface leases, see “Land Tenure-Saskatchewan Operations”.

Uranium produced from this property is subject to Saskatchewan royalties as described in “Government Regulation-Canadian Royalties and Certain Taxes”. Also UEM, with respect to its participating interest in the McArthur River joint venture, is required to pay 5% of net profits, up to a maximum of $1.9 million, to a third party.

The property is subject to decommissioning liabilities. In accordance with regulatory requirements, Cameco has filed with the provincial government a conceptual decommissioning and reclamation plan and has provided a $6.0 million letter of credit as security for decommissioning the property.

Two permits must be maintained to operate the mine. Cameco holds a “Uranium Mine Facility Operating Licence” from the Canadian Nuclear Safety Commission (“CNSC”) and an “Approval to Operate Pollutant Control Facilities” from Saskatchewan Environment (“SE”). Both permits are current. The “Uranium Mine Operating License” from the CNSC, which was to expire on February 28, 2004, has been extended for eight months in order to accommodate the work needed to support licence renewal later in 2004. The “Approval to Operate Pollutant Control Facilities” from SE expires on October 31, 2004. Cameco expects regulators will renew these permits.

     Site accessibility, infrastructure and physiography

The means of access to the property is by an all-weather road and by air. Supplies are transported by truck and can easily be shipped from anywhere in North America through Cameco’s transit warehouse in Saskatoon. McArthur River ore is transported to the Key Lake mill for processing some 80 kilometres to the southwest along a gravel highway. Site operations are carried out all year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during the winter months using propane-fired burners. There is easy access to and sufficient water from nearby Toby Lake to satisfy all industrial and residential water requirements. To minimize fresh water use, most industrial water demands are met by recycling water. The site is connected to the provincial power grid. There are standby generators in case of grid power interruption. Personnel are recruited from the northern area communities and major Saskatchewan population centers such as Saskatoon. Underground development work is tendered to a mining contractor. Cameco personnel conduct all production functions.

McArthur River is a developed producing property, with surface right holdings that cover all of its mining operation needs as well as requirements for residences, access to water, airport, site roads and other necessary buildings and infrastructures. No tailings management facilities are required as McArthur River ore is milled at the Key Lake mill.

The topography and the environment is typical of the taiga that is common to the Athabasca basin area of northern Saskatchewan. The surface facilities are approximately 550 metres above sea level.

     History

There have been numerous changes in ownership of participating interests in the joint venture that governs the McArthur River property. The joint venture was formed in 1976 and the joint venture partners at that time were Canadian Kelvin Resources, Asamera Oil Corporation Ltd., and SMDC, a predecessor company to Cameco. Recently, the two most significant changes in ownership have been:

•	In 1998, Cameco bought all of the shares of Uranerz Exploration and Mining Ltd. (and changed Uranerz’s name to UEM), thereby increasing its direct and indirect participating interest in the McArthur River joint venture to 83.766%.

•	In 1999, Cogema acquired one-half of the shares of UEM, thereby reducing Cameco’s direct and indirect participating interest in the McArthur River joint venture to 69.805%. Cogema’s direct and indirect participating interest in the McArthur River joint venture is 30.195%.

2003 Cameco Annual Information Form

Cameco, through its predecessor company SMDC, became operator of the McArthur River project in 1980. Surface exploration programs, ranging from small line cutting crews to large helicopter supported drilling and prospecting camps, were active from 1980 through to 1992. Surface drilling programs delineated an ore zone over 1,700 metres in length, occurring at depths ranging between 530 to 640 metres below surface. Significant mineralizations of potentially economic uranium grades were first discovered as a result of surface drilling in the 1988 and 1989 exploration seasons.

In 1992, an underground exploration program was proposed to gain more accurate information regarding the discovery in order to complete an assessment of the means and feasibility of ore extraction. Upon review by the joint Federal/Provincial Panel, and upon receiving the Panel’s positive recommendation, exploration camp construction began in February 1993 and underground exploration proceeded with shaft sinking, level development and definition underground drilling until 1997.

The environment impact statement for the full McArthur River development was submitted to the joint Federal/Provincial Panel in 1995. Public hearings took place and were completed in 1996. A positive recommendation was made by the panel in early 1997. Subsequently, approvals were received from the governments of Canada and Saskatchewan for the project to proceed to licensing for construction. The Atomic Energy Control Board (“AECB”) issued construction licences for McArthur River in August 1997 and May 1998.

In October 1999, Cameco received an operating licence from federal authorities and operating approval from provincial authorities.

     Mine Development

Construction and development of the McArthur River mine was completed on schedule and mining commenced in December 1999. During the mine startup, also known as mine commissioning, the operation of processing and mining equipment was evaluated and modified as required. Upon completion of mine commissioning, commercial production was achieved on November 1, 2000.

At present, the site includes three shafts. The first shaft is used to move workers, material and waste rock. The second shaft is used for mine exhaust air ventilation and as an emergency exit. The third shaft was completed in November 2000 and is equipped as a third means of egress. This shaft is also used for fresh air ventilation.

     Geology and Mineralization

The McArthur River deposit is located in the southeastern portion of the Athabasca Basin, within the southwest part of the Churchill structural province of the Canadian Shield. The crystalline basement rocks underlying the deposit are members of the Aphebian aged Wollaston Domain, metasedimentary sequence. These rocks are overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Helikian Athabasca Group. These sediments are over 500 metres thick in the deposit area.

The mineralization is situated alongside a northeast trending graphitic fault, close to the unconformity between the basement rock and the overlying Athabasca sandstone.

     Exploration, Drilling and Estimates

The original McArthur River resource estimates were derived from surface diamond drilling. The drill hole data consists of assay results from 42 drill holes compiled with all relevant geological and technical data. The very high grade encountered in these drill holes justified the development of an underground exploration project.

From 1994 to present, several drilling campaigns from underground levels at 530 metres and 640 metres depth were completed. Diamond drilling was followed by systematic radiometric probing of the holes using a high flux probe adapted to the very high radioactivity encountered. Drill holes intersected mineralized zones on a grid spacing of 10 × 10 metres or less. Radiometric probing was at 0.10 metre spacing in the radioactive zones. Where core recovery allows it, sampling and assaying of the cores as well as density measurements are performed to confirm correlations. To date, assays have produced results slightly (8-10%) above the calculated ore grades that were derived from the radiometric probing data.

2003 Cameco Annual Information Form

The data from more than 500 underground exploration holes drilled to the end of 2003 have been interpreted and estimates of reserves have been made in four mineralized zones. In addition to this drilling, more than 150 freeze holes and raisebore pilot holes have provided data confirming the interpretation.

Cameco has developed and implemented procedures for quality control, data verification and security of sampling that it believes will assure the integrity of information resulting from drilling activities at McArthur River.

     Mine Operations

Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area, located just above the 530-metre level, began to flood portions of the mine. Remedial work to return the mine to safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in early July, 2003 for mine production to resume.

At McArthur River, the approach to sealing off the water inflow continues to be cautious and thorough in grouting, freezing and testing the area of the collapse. From a high of about 1,000 cubic metres per hour (m3/hr), the total mine inflow has been reduced to approximately 500 m3/hr at the end of 2003. It is expected that normal water inflow into the mine will stabilize at about 300 m3/hr once this work is completed, now expected in the second quarter of 2004. Prior to the flooding incident, normal water inflow was about 225 m3/hr.

In addition, permanent water treatment capacity has been expanded to about 750 m3/hr at the end of 2003, up from 450 m3/hr. During the water inflow incident, additional temporary capacity was put in place to treat the water flows. For 2004, plans are in place to increase the permanent and contingency water treatment capacity to about 1,500 m3/hr.

The McArthur River mine produced 15.2 million pounds U3O8 in 2003 (Cameco’s share is 10.6 million). During the period July 2003 to December 2003 the McArthur River mine’s production was equivalent to an annual production rate of about 21.8 million pounds U3O8.

The sandstones which overlay the basement rocks contain significant water, which is at hydrostatic pressure. Water flow into the mine area is prevented primarily by ground freezing. Ore extraction is performed by the raise boring method with broken ore falling into a line-of-sight remote controlled loader. The loader transports the ore to one of two grizzlies. One grizzly routes ore to one of two ore storage bins while the other grizzly reports directly to the grinding circuit. This circuit grinds the ore to a size that is acceptable for the Key Lake leaching circuit. From the grinding circuit, ore is thickened in two underground thickeners that operate in parallel. Thickened ore is pumped 680 metres up to four surface ore slurry holding tanks. Ore is drawn out of the four surface ore slurry holding tanks into a mixing tank. More water is removed in another thickener. Ore slurry is then pumped into containers on a transport truck for shipment to the Key Lake mill over an 80 kilometre all-weather road. Once a raise has bored through the ore zone, it is backfilled with concrete. The next raise is then bored at a suitable distance away to allow cure time for the concrete fill. After all the rows of raises are complete in a chamber, equipment is removed from the area and the chamber is backfilled with concrete. A new chamber is excavated to allow for the next area to be mined and the cycle is repeated.

The mining method for some portions of the ore body will not be the raise boring method, with the alternate mining method or methods not yet confirmed.

     Milling

The McArthur River joint venture has entered into a toll milling agreement with the Key Lake joint venture to process all the ore from the McArthur River mine. The terms of the agreement include a provision for processing at cost plus a fixed toll milling fee. The Key Lake joint venture is operated by Cameco and is owned by Cameco (66 2/3%) and UEM (33 1/3%). UEM is owned equally by Cameco and Cogema.

At the Key Lake mill, McArthur River ore is blended with low grade mineralized waste rock down to approximately 4% U3O8. The uranium is then dissolved in a single stage leaching circuit. Uranium solution is then separated from the remaining ore solids in a counter current decantation circuit. The uranium solution is purified in a solvent extraction circuit. The purified uranium is precipitated out of solution by the addition of ammonia. The ammonium diuranate is thickened and centrifuged before being transferred to a calciner. The calciner dries and calcines the uranium oxide concentrate before it is packed into 200 litre drums. The final product is about 99 % U3O8.

2003 Cameco Annual Information Form

Two permits must be maintained to operate the mill. Cameco holds a “Uranium Mill Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” from SE. Both permits are current. The “Uranium Mill Operating License” from the CNSC, which was to expire on February 28, 2004, has been extended for eight months in order to accommodate the work needed to support licence renewal later in 2004. The “Approval to Operate Pollutant Control Facilities” from SE expires on November 30, 2004. Cameco expects regulators will renew these permits.

The Key Lake property is subject to decommissioning liabilities. In accordance with regulatory requirements, Cameco has filed with the provincial government a conceptual decommissioning and reclamation plan and has provided a $38 million letter of credit as security for decommissioning the property.

There are two tailings management facilities at the Key Lake site. One is an above-ground impoundment with tailings stored within compacted till embankments. This facility was constructed in 1983, has not received tailings since 1998 and is now almost full. Cameco is reviewing several decommissioning options regarding this facility.

The other tailings management facility (“TMF”) is the Deilmann pit. The east-end of the Deilmann pit was mined out in April 1995 and then converted to a TMF that has been in operation since the beginning of 1996. The west-end of the Deilmann pit was mined out in 1997 and then converted to a TMF. The Deilmann TMF uses a staged subaerial/subaqueous tailings deposition mode with an initial pervious sand envelope constructed around the perimeter of the pit. The sand envelope allows excess water to drain to a drainage blanket underlying the tailings at the bottom of the pit and then to dewatering pumps in a raise well connected by a drift to the drainage blanket. At the end of 1998, approval was received from the CNSC and Saskatchewan Environment Resource Management to cease construction of the sand envelope and convert the mode of tailings deposition from subaerial to subaqueous. This is in accordance with the environmental impact statement prepared and approved for the tailings facility. Conversion started immediately. Flooding commenced in June 1999. Based upon current reserve estimates, the Deilmann TMF has adequate capacity to hold the tailings from milling all of the McArthur River ore.

There are five large rock stockpiles at the Key Lake site. Three of the stockpiles contain non-mineralized waste rock and two contain low grade mineralized waste rock. The latter is currently used to lower the grade of McArthur River ore to approximately 4% U3O8 before entering the milling circuit, both to process the low grade material and control radiation exposures in the mill. Remaining waste rock stockpiles will require decommissioning upon site closure.

     Safety and Radiation Control

At McArthur River, a key source of radiation exposure during mining results from radon gas that emanates from ore and groundwater. Radon exposure is minimized by effective use of ventilation. Water inflows are collected underground and pumped to the surface for treatment before being released to the environment. Exposure to radiation from the high-grade ore is minimized by containment, shielding and remote handling of the ore during the processing and handling stages.

The radiation levels that workers at McArthur River and Key Lake receive are closely monitored. This includes the use of both personal and area monitoring to measure and control exposures.

Under the CNSC’s Nuclear Safety and Control Act, radiation exposure limits incorporate a formula that combine the doses of gamma radiation, radon and dust intake which an individual receives in a year. Since mine start up and milling of McArthur River ore at Key Lake, radiation exposure levels have been well below applicable standards.

     McArthur River Resource and Reserve Estimates

The mineral reserve and resource estimates for McArthur River are found at “Uranium Concentrates Business-Reserves and Resources”. The key assumptions, parameters and methods used in making these estimates are:

1.	Key Assumptions

(a)	the reserves reported are in situ reserves without provision for dilution or mining recovery for the following reasons:

2003 Cameco Annual Information Form

(i)	the grade of ore zones is so high that some waste or subgrade material that is produced by mining must be blended with ore in order to control radiation exposure, in accordance with the terms of the CNSC operating licence;

(ii)	mining recovery is expected to be almost total in this high-grade ore by means of current and planned mining methods; and

(iii)	mining recoveries since early 2000 to the end of 2003 have exceeded expectations.

(b)	Uranium prices remaining above their historic lows.

2.	Key Parameters

(a)	grades were obtained from radiometric probing of underground drill holes and converted to percentage U3O8 on the basis of a correlation between radiometric counts and assay values;

(b)	densities were determined from regression formulas based on 374 density measurements of drill core and chemical assay grades;

(c)	limits and continuity of the mineralization are structurally controlled; and

(d)	reserves at McArthur River are based on estimated quantities of mineralized material recoverable by established mining methods.

3.	Key Methods

(a)	three-dimensional wireframe models were created from digitized mineralization boundaries interpreted on 10 metre spacing vertical cross-sections and planviews. Estimates of the grade and density of blocks of 1 metre x 5 metre x 1 metre were obtained from ordinary kriging; and

(b)	reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported resources does not include amounts identified as reserves.

Although Cameco believes that McArthur River reserve and resource estimates will not be materially affected by external factors, such as metallurgical, safety and environmental, permitting, legal, title, taxation and political issues, there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price, subsequent to the date of the estimate, may justify revision of such estimates.

In January 2003 Cameco initiated a formal review of the mining plan and proposed mining methods and a review of the reserves classification at McArthur River as a result of uncertainty associated with the productivity of the jetboring and boxhole boring mining methods at McArthur River and not as a result of the water inflow event. The jetboring and boxhole boring mining methods may be utilized for parts of the ore body where the raise boring method may be inappropriate. The completion of the review reflecting this uncertainty resulted in the reclassification of 51.8 million lbs U3O8 of proven reserves to probable reserves at McArthur River.

     Other McArthur River Information

For information pertaining to:

(a)	markets and contracts for sale of uranium produced from McArthur River, see “Uranium Concentrates Business-Marketing”; and

(b)	taxes and royalties on McArthur River uranium production, see “Government Regulation-Canadian Royalties and Certain Taxes” and “Government Regulation-Canadian Income Taxes”.

There are some exploration or development activities planned for the McArthur River operation in 2004 but these are not considered to be material.

2003 Cameco Annual Information Form

Rabbit Lake

Rabbit Lake is a uranium mining and milling complex that has been in operation since 1975 and is wholly owned by Cameco. The Eagle Point mine, located on the Rabbit Lake lease, was reopened in 2002, ending a care and maintenance period of three years. Following resumption of Eagle Point ore production, the Rabbit Lake mill also resumed operation in 2002, ending a one-year care and maintenance period. Based upon the current mine plan, Rabbit Lake reserves are forecast to be depleted in early 2006. The mineral reserve and resource estimates for Rabbit Lake are found at “Uranium Concentrates Business-Reserves and Resources”.

Cameco is conducting exploration from surface and underground to determine if there is sufficient reserves to extend the Eagle Point mine life. Pending the results of this exploration it is possible that the mine life will be extended.

There are two permits that must be maintained to conduct mining and milling activities at Rabbit Lake. Cameco holds a “Uranium Mine Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” from SE. Both permits are current and will expire on October 31, 2008.

The property is subject to decommissioning liabilities. In accordance with regulatory requirements, Cameco has filed with the provincial government a conceptual decommissioning and reclamation plan and has provided a $36 million letter of credit as security for decommissioning the property.

Subject to regulatory approval and mutually satisfactory business arrangements among the Cigar Lake owners, it is expected that the Rabbit Lake mill will process approximately one-half of the Cigar Lake uranium for a period of some 9 years. Deliveries of Cigar Lake uranium to the Rabbit Lake mill may commence in 2009. An environmental impact statement for the processing of uranium from the Cigar Lake mine at Rabbit Lake is expected to be filed with regulators by mid-2005.

Crow Butte

Crow Butte, which has been in production since 1991, is an ISL uranium operation located near Crawford, Nebraska, USA. Cameco holds a 100% interest in Crow Butte through its wholly owned subsidiary, Crow Butte Resources Inc. The mineral reserve and resource estimates for Crow Butte are found at “Uranium Concentrates Business-Reserves and Resources”.

Crow Butte is subject to decommissioning liabilities. In accordance with regulatory requirements, the operator of the property has provided a $14.9 million (US) letter of credit to the State of Nebraska as security for decommissioning the property.

Smith Ranch - Highland

Smith Ranch - Highland is an ISL uranium operation located near the towns of Glenrock and Douglas, Wyoming, USA. It is owned 100% by Cameco through its wholly owned subsidiary, Power Resources, Inc. (“PRI”).

In July 2002, PRI purchased the Smith Ranch ISL uranium operation. It is located in Wyoming, adjacent to PRI’s Highland operation. As part of the purchase, PRI assumed decommissioning liabilities, estimated at $9.2 million (US), associated with Smith Ranch and purchased about $6 million (US) in uranium inventory. Cameco guaranteed PRI’s assumption of these decommissioning liabilities. In connection with the acquisition, PRI secured forward sales contracts of more than 900,000 pounds of Smith Ranch production at prices substantially above the long-term market indicators at that time.

The Smith Ranch mill processes all Smith Ranch and Highland ISL mined uranium. As a result, the Highland mill is being maintained on a care and maintenance basis.

Smith Ranch - Highland is subject to decommissioning liabilities. In accordance with regulatory requirements, PRI has provided letters of credit totaling $37.2 million (US) to the State of Wyoming as security for decommissioning these properties.

The mineral reserve and resource estimates for Smith Ranch - Highland are found at “Uranium Concentrates Business-Reserves and Resources”.

2003 Cameco Annual Information Form

Development Projects

Cameco has one material uranium development project - Cigar Lake in Saskatchewan. Cameco expects production to begin at Cigar Lake no earlier than 2007. Cameco also has a uranium development project in Kazakhstan called Inkai. Inkai received all necessary government approvals to build and operate a test ISL mine. Construction of the test mine began in November 2000 and testing commenced in early 2002 and continues.

Continued development and start up of production at these two projects is subject to market conditions and to the timely receipt of all necessary approvals, permits and licences.

Cigar Lake

Cigar Lake is the world’s second largest known high-grade uranium deposit. Cigar Lake is owned by joint venture partners Cameco (50.025%), Cogema (37.1%), Idemitsu Uranium Exploration Canada Ltd. (7.875%) and TEPCO Resources Inc. (5.0%). Cameco is the operator. At December 31, 2003, Cameco’s share of proven and probable reserves were 276,000 tonnes of ore containing 115.8 million pounds U3O8 with an average grade of 19% U3O8 and inferred resources of 159,000 tonnes of material containing 59.1 million pounds with an average grade of 16.9% U3O8.

From the commencement of production and at an assumed annual production of 18 million pounds, Cameco estimates the first phase of Cigar Lake will have a mine life of approximately 13 years and a payback period of capital invested of approximately 7 years.

     Property Description and Environment

The Cigar Lake minesite is located near Waterbury Lake, approximately 660 kilometres north of Saskatoon. The Cigar Lake minesite was developed for the activities of test mining. At present, the site consists of an underground development, complete with two main levels and a 500-metre mine shaft and head frame, water treatment ponds, standby generators, freeze plant, office, shop, warehouse, construction residences and support installations.

The surface facilities and mine shaft for the Cigar Lake project are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The surface lease was signed in 1987 and is valid for 33 years. Obligations attached to the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved. The Cigar Lake surface lease covers a total of 974 hectares.

The mineral property consists of one mineral lease, totaling 308 hectares, and 25 mineral claims, totaling 92,740 hectares. The mineral lease and mineral claims are contiguous. The Cigar Lake deposit is located in the area subject to mineral lease ML5521. The right to mine this uranium deposit was acquired under this mineral lease, as renewed, effective December 1, 2001. The mineral lease is for a term of 10 years with the right to renew for successive subsequent 10 year terms absent a default by Cameco.

Surrounding the Cigar Lake deposit are 25 mineral claims. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease. Title to the mineral claims is secured until 2023.

All reserves and resources on the property are part of the Cigar Lake orebody.

For additional information on mineral leases, mineral claims and surface leases, see “Land Tenure-Saskatchewan Operations”.

Uranium produced from this property will be subject to Saskatchewan royalties as described in “Government Regulation-Canadian Royalties and Certain Taxes”.

The property is subject to decommissioning liabilities. In accordance with regulatory requirements Cameco, as project operator has filed with the regulatory agencies a conceptual decommissioning and reclamation plan for the test mining infrastructure and surface disturbance. Financial assurances have been provided by each of the owners for a total amount of $4.2 million to cover their respective portion of the decommissioning work.

2003 Cameco Annual Information Form

The Cigar Lake site has been operated under various permits, licences and leases granted for the purpose of the test mine, all of which are currently in good standing. The “Uranium Mine Site Preparation License” from the CNSC will expire on July 31, 2004, but it will likely be extended to coincide with the anticipated issuance of the construction license. The current “Approval to Operate Pollutant Control Facilities” from SE will expire May 31, 2004. Cameco expects regulators will renew these permits. Cameco applied for a construction licence in 2002. Cameco expects to receive the licence in late 2004, subject to confirmation by the regulators of their licensing process.

     Site accessibility, infrastructure and physiography

Access to the property is by road and by air. Supplies are transported by truck on an all-weather road and can be easily shipped from anywhere in North America through Cameco’s transit warehouse in Saskatoon. Site activities are carried out all year despite the cold weather during the winter months. The fresh air is heated with propane-fired burners before being introduced underground when the air temperature is below freezing. The water for the industrial activities and the camp come from nearby Waterbury Lake. The site is connected to the provincial electricity grid. There are standby generators in case of grid power failures. Personnel are recruited from the northern communities and major population centers such as Saskatoon. The underground work is tendered to a mining contractor.

The surface lease grants sufficient rights, subject to regulatory approvals, for mining operations and the lands subject to the surface lease are sufficient for personal accommodation, access to water, airport, site roads and other necessary buildings and infrastructure. Cameco expects that tailings management facilities will not be required at Cigar Lake, as ore will not be milled at Cigar Lake.

The topography and the environment is typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The area is covered with thick overburden. The site is approximately 490 metres above sea level.

     History

The first uranium mineralization discovery at Cigar Lake was in May 1981. Since that time, the deposit has been defined by approximately 200 holes and 92,000 metres of core drilling from surface. Cigar Lake Mining Corporation (“CLMC”) has been operator of the project since 1985. Effective January 1, 2002, Cameco replaced CLMC as operator.

In 1993, a preliminary feasibility study was delivered to the joint venture partners. An environment impact statement was filed with the relevant regulatory agencies in 1995. Technical challenges involving groundwater, rock properties and radiation protection were evaluated and addressed during the test mining phase.

Public hearings on the project environment impact statement were concluded in 1997 and the joint federal-provincial panel recommended to the governments of Canada and Saskatchewan that the project be allowed to proceed, subject to resolution, on terms acceptable to regulatory authorities, of issues with respect to a tailings management facility and waste rock disposal. In April 1998, both levels of government accepted the joint panel recommendations and authorized the project to proceed to the regulatory licensing stage.

In early 2003, the CNSC informed Cameco that a new screening level environmental assessment would need to be carried out prior to the issuance of construction and operating licences. Terms of the environmental assessment were approved by the CNSC mid-year, and by February 2004 the supporting environmental assessment study documentation had been filed. Acceptance of the new environmental assessment is anticipated in mid-2004, allowing the project to proceed to construction licensing.

     Geology and Mineralization

The Cigar Lake deposit is located approximately 40 kilometres inside the margin of the eastern part of the Athabasca Basin. It occurs at the unconformity contact between rock of the Athabasca Group and underlying lower Proterozoic Wollaston Group metasedimentary rocks, an analogous setting to the Key Lake, the McClean Lake and Collins Bay deposits. It shares many similarities with these deposits, including general structural setting, mineralogy, geochemistry, host rock association and the age of the mineralization. The Cigar Lake deposit is distinguished from other similar deposits by its size, its very high grade, and the high degree of associated

2003 Cameco Annual Information Form

hydrothermal clay alteration. The deposit is flat lying, approximately 1950 metres long, 20 to 100 metres wide, and ranges up to 16 metres thick. It occurs at depths ranging between 410 to 450 metres below the surface.

     Exploration and Estimates

The exploration of the Cigar Lake deposit was performed by Cogema. A data bank was created from all assay measurement of the various elements. Algorithms were established for the density determination based on the nature of the mineralization and of the surrounding ground.

Cogema produced for CLMC various reserve and resource estimates. These estimates were reviewed in 2000 by a task force from Cogema, CLMC and Cameco. New test reserve and resource estimates were completed both by Cogema and Cameco and the results were compared.

A new definition of the reserves based on the latest technical tests and economics has been implemented. The new definition is based on a minimum uranium content and a minimum grade for each estimated block.

Cameco believes that Cogema developed and implemented acceptable procedures for quality control, data verification and security of information resulting from exploration drilling activities at Cigar Lake.

     Test Mining

A test mining program was approved in late 1987. Shaft sinking began in 1988, reaching a final depth of 501 metres in early 1990. Horizontal development was advanced on two levels and test mining in frozen ground, using box hole boring and high pressure water jet boring, was successfully carried out in 1991 and 1992.

During 1998, CLMC successfully tested a mechanical mine development system suitable to local underground conditions and at year-end commissioned a freeze hole drilling system. Also, throughout 1998, CLMC produced a number of engineering studies that examined project development and milling options.

In 1999 and 2000, further jet boring tests were completed with improved systems. Information acquired from these tests were used to update the feasibility study, which was later approved by the joint venture partners in June 2001.

Subject to regulatory approval, the jet boring mining method will consist of four metre diameter holes bored with a high pressure water jet in the previously frozen high grade orebody. The ore will be ground and slurried underground, pumped to surface and loaded into specialized containers. All the ore slurry will be shipped to Cogema’s McClean Lake mill for processing. Approximately one-half of the resulting pregnant acqueous solution will then be processed at the McClean Lake mill with the other half being transported to the Rabbit Lake mill for further processing. See “Rabbit Lake”.

     Cigar Lake Resource and Reserve Estimates

The mineral reserve and resource estimates for Cigar Lake are found at “Uranium Concentrates Business-Reserves and Resources”. The key assumptions, parameters and methods used in making these estimates are:

1.	Key Assumptions

(a)	the reserves reported include allowances for dilution and mining recovery;

(b)	no such allowances are applied to mineral resources;

(c)	the minimum grade for proven reserves is 5.9% U3O8 and for probable reserves is 1.2% U3O8; and

(d)	uranium prices remaining above their historic lows.

2.	Key Parameters

(a)	grades (percentage U3O8) were obtained from assaying of drill core and checked against radiometric results. In areas of lost core or poor recovery, reliance was placed on radiometric grade determined from the gamma probing;

2003 Cameco Annual Information Form

(b)	where density was not directly measured for each sample, a correlation between uranium grade and density was applied; and

(c)	reserves at Cigar Lake are based on estimated quantities of mineralized material recoverable by established mining methods.

3.	Key Methods

(a)	the geological interpretation of the orebody outline was done on planviews, a two-dimension horizontal block model delineates the deposit with block of size 15 metres x 6 metres;

(b)	ordinary kriging served to estimate the grade, thickness and density of the blocks; and

(c)	reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported resources does not include amounts identified as reserves.

Although Cameco believes Cigar Lake reserve and resource estimates are unlikely to be materially affected by external factors, such as metallurgical, safety and environmental, permitting, legal, title, taxation and political issues, there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price, subsequent to the date of the estimate, may justify revision of such estimates.

     Other Cigar Lake Information

For information pertaining to:

(a)	markets and contracts for sale of uranium produced from Cigar Lake, see “Uranium Concentrates Business-Marketing”; and

(b)	taxes and royalties on Cigar Lake uranium production, see “Government Regulation-Canadian Royalties and Certain Taxes” and “Government Regulation-Canadian Income Taxes”.

Material development activities are currently planned for the Cigar Lake project. In June 2001, the joint venture partners approved the feasibility study and the detailed engineering design was initiated and is continuing. A preliminary estimate of the project development costs is $350 million on a 100% basis. Subject to regulatory approvals and market trends, production at the Cigar Lake mine could begin no earlier than 2007.

The construction license is now expected in late 2004. In advance of this, activities requiring considerable advanced planning are expected to continue. Procurement is planned for several long-lead time items including the second hoist and head frame complex, the freezing system, freeze hole drilling and the electrical distribution system.

Inkai

Inkai is an ISL project located in the Republic of Kazakhstan and consists of three contiguous license blocks (leases). The project is owned and operated by Joint Venture Inkai, which is owned by Cameco (60%) and Kazatomprom (40%). The latter is a company owned by the Republic of Kazakhstan. Cameco’s share of proven and probable reserves is 51.8 million tonnes at an average grade of 0.05% U3O8 for 54.9 million pounds. Cameco’s share of measured and indicated resources is 2.2 million tonnes at 0.04% U3O8 for 1.7 million pounds U3O8 and of inferred resources is 152.4 million tonnes at 0.05% U3O8 for 160.8 million pounds.

In April 1999, Inkai received from the government of Kazakhstan a mining (extraction) licence for Block No. 1 and an exploration licence for Blocks No. 2 & 3. The associated subsoil use contract, covering both licences, was signed by the government and Joint Venture Inkai in July 2000. Subsequent to signing of the contract, Joint Venture Inkai obtained the permits and authorizations needed to start construction of the test mine at Block No. 2. Construction of the test mine facilities was substantially completed in December 2001. Test mining operations commenced in April, 2002 following the federal government’s formal inspection and acceptance of the newly constructed facilities and continued throughout 2003. A Feasibility Study has now been completed on the planned construction and operation of a commercial facility at Block 1. During 2004, an Environmental Assessment and Design Plan for construction

2003 Cameco Annual Information Form

of the commercial facility will be prepared and submitted to Kazakh authorities for approval in accordance with the requirements of local law.

An environmental impact assessment regarding Block 1 of the planned commercial mine is expected to be completed in 2004.

The Inkai ISL project is subject to decommissioning liabilities. Subsequent to commencement of commercial production, Joint Venture Inkai is required to establish a separate bank account and make contributions to the account as security for decommissioning the property. Contributions to such bank account are capped at $500,000 (US).

Cameco has agreed to provide funding to Joint Venture Inkai of up to $40 million (US) for project development. To December 31, 2003, Cameco, through subsidiaries, had advanced $19.5 million (US) ($25.1 million (Cdn)).

Exploration

Cameco carries out mineral exploration for new uranium resources on substantial landholdings, principally located in two areas: the Athabasca basin of northern Saskatchewan and the Arnhem Land region in Northern Territory, Australia. The subdivision of lands (properties in which Cameco holds interests greater than 10%) and uranium exploration expenditures is as follows:

Area	hectares at Dec. 31 2003	2003 actual expenditures (000’s)
Saskatchewan	615,000	7,200
Northwest Territories	31,000	100
Australia	2,055,000	4,400
Other	21,000	1,500

Totals	2,722,000	13,200

The majority of Cameco’s exploration lands are explored as joint ventures with other mining companies, with Cogema the most common joint venture partner. At year-end 2003, Cameco operated approximately three-quarters of its exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades or quantities of uranium have not yet been identified.

Cameco periodically acquires new exploration land holdings in both Canada and Australia, where the Company perceives the discovery potential to be worth the cost of acquiring and holding the land. At the same time, the Company may decide to reduce its interest in certain projects through farm-out agreements or other arrangements.

Cameco owned a 29% interest in UEX Corporation at December 31, 2003, a junior exploration company formed in 2002 from a combination of exploration assets previously held by Cameco and Pioneer Metals Corporation, and has certain rights related to financing, milling, and marketing future uranium deposits produced by UEX.

Since many areas of the world are known to host numerous types of uranium mineralization, Cameco actively investigates the uranium exploration potential of areas other than those described above. No major projects are currently being undertaken in areas outside Canada and Australia.

2003 Cameco Annual Information Form

Reserves and Resources

Reserve and resource estimates for Cameco’s uranium properties as presented in this Annual Information Form were prepared by or under the supervision of the following qualified persons:

Qualified Persons	Properties
Alain Gaston Mainville, Geologist and Professional Geoscientist, who is Manager, Mining Resources and Methods at Cameco	McArthur River, Rabbit Lake, Key Lake and Dawn Lake

Raymond Jean-François Chauvet, Geological Engineer and Professional Geoscientist, who was Director, Mining Resources and Methods at Cameco.	Cigar Lake and Inkai

Steve Lunsford, Registered Professional Geologist Wyoming, who is Senior Project Geologist at Power Resources, Inc.	Crow Butte, Gas Hills, Highland, North Butte/Brown Ranch, NorthWest Unit, Peach, Reynolds Ranch, Ruby Ranch, Ruth, Shirley Basin and Smith Ranch.

Cameco’s reserve and resource estimates are obtained from internally generated data or audited reports.

     Uranium Reserves (1)

The following table shows the estimated uranium reserves as at December 31, 2003 on a property basis and Cameco’s share. The amount of reported resources does not include amounts identified as reserves.

	PROVEN			PROBABLE			TOTAL RESERVES
	(100% basis)			(100% basis)			(100% basis)			Content Cameco’s
		Grade%	Content		Grade	Content		Grade	Content	Share	Mining
	Tonnes	U3O8	(lbs U3O8)	Tonnes	%U3O8	(U3O8)	Tonnes	%U3O8	(lbs U3O8)	(lbs U3O8)	Method(2)
	(tonnes and lbs in thousands)
PROPERTY
Cigar Lake	497.0	20.67	226,331.0	54.0	4.41	5,248.0	551.0	19.07	231,579.0	115,847.0	UG
Crow Butte	876.0	0.23	4,528.5	338.0	0.27	1,998.5	1,214.0	0.24	6,527.0	6,527.0	ISL
Gas Hills	1,677.0	0.17	6,361.0	1,000.0	0.18	4,010.0	2,677.0	0.18	10,371.0	10,371.0	ISL
Highland	1,060.0	0.12	2,831.0	1,628.0	0.14	5,143.0	2,688.0	0.13	7,974.0	7,974.0	ISL
Inkai	22,700.0	0.06	28,281.0	63,700.0	0.05	63,216.0	86,400.0	0.05	91,497.0	54,898.0	ISL
Key Lake	61.9	0.52	708.0	—	—	—	61.9	0.52	708.0	590.0	OP
McArthur River	596.8	26.63	350,208.0	204.5	19.14	86,271.0	801.3	24.71	436,479.0	304,684.0	UG
North Butte / Brown Ranch	—	—	—	2,666.0	0.13	7,452.0	2,666.0	0.13	7,452.0	7,452.0	ISL
Peach	609.0	0.18	2,424.0	418.0	0.22	2,060.0	1,027.0	0.20	4,484.0	4,484.0	ISL
Rabbit Lake	440.0	1.29	12,490.0	—	—	—	440.0	1.29	12,490.0	12,490.0	UG
Ruby Ranch	1,426.0	0.09	2,896.0	1,013.0	0.06	1,424.0	2,439.0	0.08	4,320.0	4,320.0	ISL
Ruth	—	—	—	519.0	0.11	1,249.0	519.0	0.11	1,249.0	1,249.0	ISL
Smith Ranch	2,944.0	0.09	5,842.0	6,789.0	0.09	13,601.0	9,733.0	0.09	19,443.0	19,443.0	ISL

Total	32,887.4	0.89	642,900.5	78,329.5	0.11	191,672.5	111,216.9	0.34	834,573.0	550,329.0

Notes:

(1)	Canadian Securities Administrators’ National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports reserves and resources separately.

(2)	Mining Method: OP – Open Pit; UG – Underground; ISL – In situ leaching.

2003 Cameco Annual Information Form

     Uranium Resources (1)

The following table shows the estimated uranium resources as at December 31, 2003 on a property basis and Cameco’s share. The amount of reported resources does not include amounts identified as reserves.

	MEASURED			INDICATED			MEASURED AND INDICATED
	(100% basis)			(100% basis)			(100% basis)			Content Cameco’s
		Grade%	Content		Grade	Content		Grade	Content	Share	Mining
	Tonnes	U3O8	(lbs U3O8)	Tonnes	%U3O8	(U3O8)	Tonnes	%U3O8	(lbs U3O8)	(lbs U3O8)	Method(2)
	(tonnes and lbs in thousands)
PROPERTY
Cigar Lake	—	—	—	—	—	—	—	—	—	—	UG
Crow Butte	—	—	—	1,184.0	0.26	6,849.0	1,184.0	0.26	6,849.0	6,849.0	ISL
Dawn Lake	—	—	—	347.0	1.69	12,940.0	347.0	1.69	12,940.0	7,436.0	OP&UG
Gas Hills	1,846.0	0.09	3,665.0	1,183.0	0.09	2,364.0	3,029.0	0.09	6,029.0	6,029.0	ISL
Highland	1,149.0	0.09	2,212.0	1,239.0	0.12	3,148.0	2,388.0	0.10	5,360.0	5,360.0	ISL
Inkai	—	—	—	3,600.0	0.04	2,900.0	3,600.0	0.04	2,900.0	1,740.0	ISL
McArthur River	43.5	10.28	9,854.0	543.3	9.43	112,902.0	586.8	9.49	122,756.0	85,690.0	UG
North Butte/ Brown Ranch	—	—	—	2,681.0	0.12	6,829.0	2,681.0	0.12	6,829.0	6,829.0	ISL
Northwest Unit	—	—	—	1,859.0	0.06	2,361.0	1,859.0	0.06	2,361.0	2,361.0	ISL
Peach	444.0	0.10	997.0	148.0	0.17	547.0	592.0	0.12	1,544.0	1,544.0	ISL
Rabbit Lake	—	—	—	310.0	0.58	3,958.0	310.0	0.58	3,958.0	3,958.0	UG
Reynolds Ranch	1,311.0	0.09	2,654.0	4,597.0	0.08	7,791.0	5,908.0	0.08	10,445.0	10,445.0	ISL
Ruby Ranch	483.0	0.08	862.0	389.0	0.07	581.0	872.0	0.08	1,443.0	1,443.0	ISL
Ruth	—	—	—	481.0	0.07	761.0	481.0	0.07	761.0	761.0	ISL
Shirley Basin	89.0	0.15	304.0	1,637.0	0.11	4,085.0	1,726.0	0.12	4,389.0	4,389.0	ISL
Smith Ranch	559.0	0.10	1,264.0	69.0	0.09	133.0	628.0	0.10	1,397.0	1,397.0	ISL

Total	5,924.5	0.17	21,812.0	20,267,300	0.38	168,149.0	26,191.8	0.33	189,961.0	146,231.0

Notes:

(1)	Canadian Securities Administrators’ National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports reserves and resources separately.

(2)	Mining Method: OP – Open Pit; UG – Underground; ISL – In situ leaching.

2003 Cameco Annual Information Form

     Uranium Inferred Resources (1)

The following table shows the estimated uranium inferred resources as at December 31, 2003 on a property basis and Cameco’s share. The amount of reported resources does not include amounts identified as reserves.

INFERRED RESOURCES
(100% basis)

				Content
				Cameco’s
		Grade%	Content	Share	Mining
	Tonnes	U3O8	(lbs U3O8)	(lbs U3O8)	Method(2)
PROPERTY
Cigar Lake	317.0	16.92	118,151.0	59,105.0	UG
Crow Butte	1,824.0	0.20	8,042.0	8,042.0	ISL
Dawn Lake	—	—	—	—	OP&UG
Gas Hills	—	—	—	—	ISL
Highland	588.0	0.15	1,977.0	1,977.0	ISL
Inkai	253,918.0	0.05	267,989.0	160,793.0	ISL
McArthur River	—	—	—	—	UG
North Butte/Brown Ranch	686.0	0.09	1,367.0	1,367.0	ISL
Northwest Unit	997.0	0.05	1,093.0	1,093.0	ISL
Peach	—	—	—	—	ISL
Rabbit Lake	—	—	—	—	UG
Reynolds Ranch	5,575.0	0.06	7,442.0	7,442.0	ISL
Ruby Ranch	—	—	—	—	ISL
Ruth	—	—	—	—	ISL
Shirley Basin	490.0	0.10	1,132.0	1,132.0	ISL
Smith Ranch	2,358.0	0.08	4,295.0	4,295.0	ISL

Total:	266,753.0	0.07	411,488.0	245,246.0

Notes:

(1) Canadian Securities Administrators’ National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports reserves and resources separately.

(2) Mining Method: OP – Open Pit; UG – Underground; ISL – In situ leaching.

2003 Cameco Annual Information Form

     Uranium Reserve Reconciliation

The following reconciliation of Cameco’s share of uranium reserves reflects the changes in reserves during 2003. The 2003 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, and reclassification.

Reconciliation of Cameco’s Share of Uranium Reserves
(in thousands of pounds U3O8)

		2003
	December 31 2002	Throughput (1)	2003 Addition (Deletion)			December 31, 2003
Reserves – Proven
Cigar Lake	113,222	0				113,222
Crow Butte	5,345	(817)				4,528
Gas Hills	8,318	0	(1,957)	(2)		6,361
Highland	2,970	(266)	127	(2)		2,831
Inkai	0	0	19,969	(2)		16,969
Key Lake	590	0	—			590
McArthur River	310,331	(10,516)	(55,353)	(2	)(3)	244,462
Peach	3,170	0	(746)	(2)		2,424
Rabbit Lake	17,580	(5,845)	755	(2)		12,490
Ruby Ranch	2,896	0	—			2,896
Smith Ranch	6,681	(949)	110	(2)		5,842

Total Proven Reserves	471,103	(18,393)	(40,095)			412,615

Reserves - Probable
Cigar Lake	2,625	0	—			2,625
Crow Butte	1,771	0	227	(2)		1,998
Gas Hills	5,244	0	(1,234)	(2)		4,010
Highland	5,059	0	84	(2)		5,143
Inkai	0	0	37,930	(2)		37,930
McArthur River	8,442	0	51,780	(2	)(3)	60,222
North Butte/Brown Ranch	9,659	0	(2,207)	(2)		7,452
Peach	3,792	0	(1,732)	(2)		2,060
Ruby Ranch	1,424	0	—			1,424
Ruth	0	0	1,249	(2)		1,249
Smith Ranch	13,711	0	(110)	(2)		13,601

Total Probable Reserves	51,727	0	85,987			137,714

Total Reserves	522,830	(18,393)	45,892			550,329

Notes:

(1)	Corresponds to millfeed. The discrepancy between the 2003 millfeed and Cameco’s share of 2003 pounds U3O8 produced is due to mill recovery, mill inventory and the processing of low grade material.

(2)	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

(3)	In January 2003 Cameco initiated a formal review of the mining plan and proposed mining methods and a review of the reserves classification at McArthur River as a result of uncertainty associated with the productivity of the jetboring and boxhole boring mining methods at McArthur River and not as a result of the water inflow event. The jetboring and boxhole boring mining methods may be utilized for parts of the ore body where the raise boring method may be inappropriate. The completion of the review reflecting this uncertainty resulted in the reclassification of 51.8 million lbs U3O8 of proven reserves to probable reserves at McArthur River.

2003 Cameco Annual Information Form

     Uranium Resources Reconciliation

The following reconciliation of Cameco’s share of uranium resources reflects the changes in resources during 2003. The 2003 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, and reclassification.

Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8)

		2003
	December 31 2002	Throughput (1)	2003 Addition (Deletion)		December 31, 2003
Resources – Measured
Gas Hills	3,665	0	—		3,665
Highland	2,212	0	—		2,212
Inkai	8,245	0	(8,245)	(2)	0
McArthur River	1,114	0	5,765	(2)	6,879
Peach	997	0	—		997
Reynolds Ranch	2,654	0	—		2,654
Ruby Ranch	862	0	—		862
Shirley Basin	304	0	—		304
Smith Ranch	1,264	0	—		1,264

Total Measured Resources	21,317	0	(2,480)		18,837

Resources – Indicated
Crow Butte	8,550	0	(1,651)	(2)	6,849
Dawn Lake	7,436	0	—		7,436
Gas Hills	2,364	0	—		2,364
Highland	2,972	0	176	(2)	3,148
Inkai	48,866	0	(47,126)	(2)	1,740
McArthur River	76,691	0	2,120	(2)	78,811
North Butte/Brown	5,611	0	1,218	(2)	6,829
Northwest Unit	2,361	0	—		2,361
Peach	1,623	0	(1,076)	(2)	547
Rabbit Lake	1,998	0	1,960	(2)	3,958
Reynolds Ranch	7,791	0	—		7,791
Ruby Ranch	581	0	—		581
Ruth	2,065	0	(1,304)	(2)	761
Shirley Basin	4,085	0	—		4,085
Smith Ranch	133	0	—		133

Total Indicated Resources	173,077	0	(45,683)		127,394

Total Measured & Indicated	194,394	0	(48,163)		146,231

Resources – Inferred
Cigar Lake	59,105	0	—		59,105
Crow Butte	7,333	0	709	(2)	8,042
Highland	1,977	0	—		1,977
Inkai	170,520	0	(9,727)	(2)	160,793
North Butte/Brown Ranch	1,367	0	—		1,367
Northwest Unit	1,093	0	—		1,093
Reynolds Ranch	7,442	0	—		7,442
Shirley Basin	1,132	0	—		1,132
Smith Ranch	4,295	0	—		4,295

Total Inferred Resources	254,264	0	(9,018)		245,246

Notes:

(1)	Corresponds to millfeed. The discrepancy between the 2003 millfeed and Cameco’s share of 2003 lbs U3O8 produced is due to mill recovery, mill inventory and the processing of low grade material.

(2)	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

2003 Cameco Annual Information Form

Uranium Fuel Conversion Services

Market Background

     Demand

The demand for UF6 conversion services is directly linked to the level of electricity generated by light water moderated nuclear power plants. The demand for UO2 conversion services is linked to the level of electricity generated by heavy water moderated nuclear power plants such as CANDU reactors. Western world demand for UF6 and natural UO2 conversion services in 2003 was estimated to be approximately 58,200 tonnes of uranium. It is estimated that this demand will increase to approximately 65,700 tonnes of uranium by 2013. Demand in the former Soviet Union, Eastern Europe and China in 2003 was about 9,400 tonnes of uranium and is expected to increase to about 12,400 tonnes of uranium by 2013.

Most utility companies operating nuclear reactors purchase their uranium requirements in the form of concentrates directly from mining and milling operators. The uranium contained in the concentrates is refined and converted to fuel grade natural UO2, or to UF6 for enrichment. The enriched UF6 is then converted to enriched UO2. The natural UO2 and enriched UO2 is fabricated into fuel bundles for eventual use in nuclear reactors.

     Supply

The western world UF6 conversion industry consists of Cameco and three other commercial producers with an annual conversion capacity of about 45,000 tonnes of uranium. Cameco’s annual UF6 conversion capacity constitutes approximately 28% of the western world capacity. Cameco is the only commercial supplier of conversion for natural UO2 customers in the western world. Russia supplies most of the requirements of the former Soviet Union and Eastern Europe in the form of low enriched uranium.

On February 9, 2001, British Nuclear Fuels Limited (“BNFL”), with annual conversion capacity of about 6,000 tonnes, announced that it will halt production of UF6 in 2006. With the announcement, BNFL ceased the marketing of UF6 conversion services and sold its uncommitted UF6 production to Cameco.

In addition, supplies of UF6 are available from secondary sources including excess western inventories, Russian inventory sales in the form of low enriched uranium, Russian re-enriched depleted tails in the form of UF6 and Russian and US uranium derived from dismantling nuclear weapons. These sources are discussed in more detail in the “Uranium Concentrates Business” section.

     Prices

Cameco competes on the basis of price, location and service with two other full-scale commercial suppliers of conversion services in the western world and with the secondary supplies mentioned above.

Similar to their procurement of uranium requirements, utilities secure a substantial percentage of their conversion service requirement by entering into medium and long-term contracts with primary conversion service providers. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators) and annual price negotiations. Contracts can also contain floor prices, ceiling prices and other negotiated provisions which affect the price ultimately paid. For UF6 conversion deliveries by Cameco in 2003, the following pricing mechanisms applied: negotiated (5%), firm-price (66%) and market–related (29%).

Marketing of Conversion Services

     UF6

Cameco’s marketing strategy for UF6 conversion services is similar to that for uranium concentrates.

Cameco sells its services directly to utilities located in many different geographic regions of the world primarily through medium- and long-term contracts.

For the period 2004 forward, Cameco has UF6 conversion services commitments in excess of 50,000 tonnes uranium under 63 long-term contracts. Cameco’s five largest customers account for approximately 39% of these commitments. Over this period, 36% of Cameco’s committed UF6 conversion services volume is to purchasers in the Americas, 32% in the Far East and 32% in Europe.

2003 Cameco Annual Information Form

     UO2

Cameco is the only commercial supplier of ceramic grade UO2 for CANDU heavy water moderated nuclear reactors operated in Canada by Bruce Power, OPG, New Brunswick Power Corporation and Hydro Quebec. Cameco also exports UO2 to South Korea for its CANDU reactors and to Japan for use as blanket fuel in boiling water reactors.

Volumes of Canadian UO2 sales may increase slightly later in the decade if three shut-in reactors operated by OPG are put back into service.

     Operations

Cameco owns and operates Canada’s only uranium refinery and conversion facilities. Cameco has a uranium refining facility within close proximity to Lake Huron and approximately eight kilometres west of Blind River, Ontario (approximately 600 kilometres northwest of Toronto, Ontario). Blind River, has a population of about 4,000. Cameco also has two conversion plants within the Municipality of Port Hope, Ontario, approximately 100 kilometres east of Toronto. The Municipality of Port Hope, with a population of about 15,000, is located on the shore of Lake Ontario.

The Blind River facility, commissioned in 1983, has an annual licensed capacity of 18,000 tonnes of uranium. It includes a uranium refinery, a large storage area for uranium concentrates, and weighing and sampling facilities. The Blind River facility refines the concentrates delivered by suppliers from throughout the world into nuclear grade UO3, nearly all of which is shipped to Port Hope for conversion into either UF6 or UO2. A small quantity of UO3 is supplied to others for blending with enriched uranium to produce suitable reactor fuel.

The Port Hope conversion plants produce natural UO2 and natural UF6. The UO2 plant is licensed for 2,800 tonnes of uranium per year and produces ceramic UO2 used as fuel in Canadian and other CANDU heavy water nuclear reactors, as well as blanket fuel for light water nuclear reactors. The UF6 plant, licensed for 12,500 tonnes of uranium per year, converts UO3 to UF6 using hydrogen, hydrogen fluoride and fluorine in a series of process steps. The UF6 is then shipped to enrichment plants in the United States, Europe and Japan for further processing to low enriched UF6 prior to conversion to enriched UO2, which is used as reactor fuel for light water nuclear reactors.

In January 2003, Cameco applied to the CNSC for regulatory approval to begin the commercial production at Port Hope of slightly enriched uranium dioxide powder (“SEU”), the primary uranium component of a new type of fuel that is proposed for use in some CANDU reactors. Initially the SEU will be produced for use in the Bruce “B” units as part of a power uprate project which is expected to add about 400 megawatts to the capacity of the units. (See “Bruce Power – The Generating Facilities.”) SEU is also expected to be the basis of the fuel used by the next (advanced) generation of CANDU reactors (ACR reactor) designed by Atomic Energy of Canada Ltd. Cameco’s Port Hope facility processed enriched uranium between 1966 and 1987. This activity was discontinued when there was no longer a commercial demand for the enriched products provided by the Port Hope facility.

CNSC approval would allow installation and operation at Port Hope of equipment for blending natural UO2 powder and low-enriched UO2 powder to produce SEU. The low-enriched UO2 powder would be acquired from any of the several suppliers around the world. This approval would not lead to an increase in the total volume of UO2 produced, as the SEU would essentially replace some of the natural UO2 currently produced.

In January 2004, the CNSC approved the Environmental Assessment Guidelines (Scope of Project and Assessment) that will be used to direct a screening environmental assessment (“SEA”) of the SEU project at Port Hope. This screening report will include results of technical studies and public consultations to be completed by Cameco, and will be presented to the CNSC at a public hearing expected in 2004.

In 2004, important project milestones include completing and submitting the SEA, completing the engineering design and preparing the Port Hope site for the construction of the SEU blending facility. The necessary regulatory approval to allow the production of about 550 kg. of SEU powder for the manufacturing of about 26 demonstration fuel bundles that are to be placed in the Bruce “B” reactors some time in 2004 has been obtained for the Port Hope facility. Also, all the necessary facilities and procedures to make this limited quantity of SEU are in place.

Commercial production of SEU will use sufficient volume of low enriched UO2 powder such that criticality could potentially be achieved. Due to extensive safeguards that will be put in place, which will be subject to regulatory approval, to prevent this from happening, it is extremely unlikely that a criticality will occur. Criticality is a nuclear fission reaction. The products of criticality are heat and radiation. If a criticality did occur at Port Hope, it is

2003 Cameco Annual Information Form

expected there would be little or no impact on the health and safety of the public as the SEU production area will be designed and engineered to contain the incident. Low enriched fuel is used to power more than 400 nuclear reactors around the world.

Cameco’s refining and conversion facilities are subject to decommissioning liabilities. In accordance with regulatory requirements, Cameco has provided $48.4 million in letters of credit as security for decommissioning these facilities.

Research and Development

The activities of all operations are supported by Cameco’s technology development group which is actively engaged in supporting new business initiatives as well as developing new processes to maintain and enhance Cameco’s position as a competitive and leading producer of uranium concentrates, refining and conversion services. For 2003, expenditures related to these activities were approximately $1.7 million.

Environmental

For environmental protection, the Blind River refinery operates a monitoring lagoon system for liquid effluents in order to ensure adherence to regulatory standards. Gaseous emissions are filtered, scrubbed and monitored for uranium particulate and certain other deleterious substances. Cooling water is used in a closed loop system with very limited discharge to the environment. Extensive chemical recovery steps are also used to reduce environmental release. In Port Hope, provisions for environmental protection include scrubbing and filtration systems for gaseous emissions and evaporator systems for liquid process effluents. Resulting condensates released to the environment are monitored to ensure compliance with regulatory standards. Extensive chemical recovery steps are also used to reduce environmental release and reduce waste accumulation.

In 1998, Cameco reached an agreement with International Uranium Corporation of Denver, Colorado for the processing of certain uranium-bearing by-products from Blind River and Port Hope at the White Mesa mill in Blanding, Utah. The agreement received regulatory approval in both Canada and US. Shipments to Utah for recycling of all of the by-product inventory was completed in 2000, including by-products accumulated by a predecessor company prior to 1988 that was stored at Blind River and Port Hope. Shipments of newly produced by-products has continued. While this program has addressed the accumulated inventory of by-products and is addressing current recycling requirements for these by-products, other outlets are being considered. In 2001, a mill scale pilot test program of recycling these by-products at Cameco’s Key Lake mill was completed. This test was conducted to develop the information that would be necessary to support an application for regulatory approval to recycle by-products at the Key Lake mill. In 2002, Cameco submitted a proposal to federal and provincial regulatory authorities for approval to recycle these by-products at the Key Lake mill. Provincial regulatory approval was received on February 21, 2003. Federal regulatory approval is still pending, but currently anticipated in 2004.

Both Blind River and Port Hope facilities were re-licensed by the CNSC for a five-year period commencing on February 28, 2002.

Legal Proceedings

A complaint was filed in federal court in Denver, Colorado, USA on November 28, 2000 by Mr. Oren Benton claiming damages in excess of $200 million from the Company with respect to his claims of breach of contract and tortious interference with contractual relations and business expectations. Cameco’s motion to dismiss Mr. Benton’s claims was granted and Mr. Benton’s claims were dismissed in 2002. Mr. Benton has appealed this decision. The appeal was heard on November 20, 2003 and judgement was reserved. Cameco believes, after consultation with legal counsel, this action is completely without merit.

Environmental Matters

Cameco’s operations are subject to numerous laws and regulations regarding environmental matters and the management of hazardous wastes and materials. Changes in environmental laws and regulations or more stringent application of existing standards could cause additional expense, capital expenditures, restrictions or delays in the exploration, development, operation or decommissioning of the Company’s properties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $234 million. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of

2003 Cameco Annual Information Form

approximately $199 million in the form of letters of credit to satisfy current regulatory requirements. See Note 7 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003.

Cameco Initiatives

Cameco’s environmental and safety efforts are both corporate and site-based. Corporate and site-based environmental and safety departments have been created to manage and coordinate the Company’s environmental assessment and regulatory compliance and reporting functions. Cameco conducts regular environmental and safety audits of its sites. Annual expenditures of over $16 million have been dedicated to environmental monitoring, protection, assessment and health and safety programs.

Like other large industrial organizations, Cameco utilizes chemicals in its operations that could be hazardous to health and the environment if handled incorrectly. Employees are trained in the proper use of hazardous substances and in emergency response techniques.

Cameco has had a formal environmental and safety policy in place since 1991. In 1999, Cameco revised this environmental policy in support of an initiative to generate a new environmental management system at its operating sites. This system reinforces the Company’s commitment to ongoing management of environmental risks and is structured to be compatible with the requirements of the relevant international standard, referred to as ISO 14001. In 2000, the Port Hope operation became the first Cameco managed site to become certified under the new standard. In 2002, the Blind River, Key Lake and McArthur River operations were also ISO 14001 certified.

In May 2001, Cameco received a request from the CNSC to develop a corporate quality assurance program in support of re-licensing its Canadian operations. Cameco elected to embark on developing a broader quality management system. This system is to include operational activities at its Canadian operating licensed sites as well as corporate oversight and audit responsibilities for these sites. A plan and implementation schedule for this new management system was filed with the CNSC and accepted in early 2002. A draft corporate quality management system manual, covering Canadian uranium operations, has been filed with the CNSC, in accordance with the accepted implementation schedule. This schedule calls for site implementation to be completed in 2004.

The Company has an environmental and safety committee of the board of directors, which regularly reviews environmental and safety aspects of the Company’s operations. To promote better communication with communities in northern Saskatchewan on environmental and other matters, the Company organized the Northern Community Liaison Committee in 1990 and the Athabasca Working Group in 1993 (with CLMC and Cogema). The Company also co-operates with the northern community environmental quality committees organized more recently by the province of Saskatchewan. Cameco also conducts regular environment-focused community liaison activities at its fuel services sites in Ontario.

Canada

Environmental matters related to Cameco’s operations in Canada are the subject of ongoing public scrutiny and regulatory review by the CNSC, Environment Canada, the federal Department of Fisheries and Oceans, SE and the Ontario Ministry of the Environment (“MOE”).

     Decommissioning and Reclamation

Once reserves of a particular deposit in Canada have been exhausted or after processing activities have been permanently suspended, Cameco and its partners are required by law to decommission operating sites, including waste rock and tailings management facilities, and reclaim those areas affected by their activities, to the satisfaction of provincial and federal regulatory authorities. Cameco annually accrues amounts for future reclamation costs based on the estimated life of the facility, units of production and estimates of future decommissioning and reclamation costs. Cameco’s estimation of these future costs is based upon the application of reclamation techniques which are believed to be capable of generating reasonable environmental and radiological performance. The annual accrual and total provision is regularly reviewed by the Company, as well as for license renewal applications as required by regulatory agencies. If required, the future accrual rate is then adjusted. The regulatory agencies accept the decommissioning plans in concept, not upon detailed performance forecasts, which have not yet been generated. As Cameco properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. As of December 31, 2003, Cameco had accrued a total accounting provision of

2003 Cameco Annual Information Form

approximately $141 million related to nuclear activities. See Note 7 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003.

Both the CNSC and SE have regulations requiring financial assurances for decommissioning and reclamation of minesites. Financial assurances in the form of letters of credit were first supplied for Rabbit Lake and McArthur River in 1996 and for Key Lake in 1997. Letters of credit for the Port Hope and Blind River facilities were supplied in early 2002 for the first time, in conjunction with general CNSC site relicensing.

Pursuant to the Reorganization of SMDC and ENL (now Canada Eldor Inc.), Cameco assumed the ownership and primary responsibility for the management of wastes existing at the time of the Reorganization (“Historical Waste”) at the Port Hope Conversion Facility, the Blind River Refinery, the Port Granby Waste Site and the Welcome Waste Site (“Historical Facilities”), all located in Ontario. The Company assumed liability for the first $2 million of all costs in respect of any claim arising out of or related to the Historical Waste and all decommissioning and reclamation costs at the Historical Facilities and 23/98ths of the next $98 million of such costs. Canada Eldor Inc. retained liability for the balance of the costs up to $100 million and for all the costs in excess of $100 million, effectively capping Cameco’s liability at $25 million.

On October 6, 2000, the government of Canada and certain Port Hope area communities announced the signing of a “Principles of Understanding”, establishing the framework for development of a legal agreement for the clean up, storage and long-term management of certain of the Historical Wastes. On June 19, 2001, the government of Canada announced that the legal agreement had been signed and that it would invest about $260 million over 10 years to carry out the work. In July 2002, the government of Canada released the scope document for the environmental assessment of the project to manage low level radioactive waste for the long term in the Port Hope area. The project remains in the environmental assessment process.

     Regulatory Compliance

Potentially significant regulatory issues relate to the establishment of new criteria for levels of uranium in ambient air in the vicinity of the Company’s Ontario operations and new criteria for heavy metals in effluent from Cameco’s Saskatchewan mine and mill sites, establishment of new enhanced environmental monitoring programs in the vicinity of all Canadian operations and decisions arising from the current evaluation of radionuclide releases (including uranium) from nuclear facilities being carried out under the Canadian Environmental Protection Act. Changes to these regulations may require additional response by Cameco in the near term in order to remain in compliance with the relevant regulations and regulatory guidelines.

These new regulatory initiatives and future initiatives have and likely will continue to generate additional environmental studies in the vicinity of these operations. This is particularly evident in the area of pre-licensing environmental assessment. It is unclear if these additional studies will ultimately translate into further regulatory requirements on the Company.

Cameco continues to face challenges from the burden of increasing regulatory demands and costs from the CNSC, Canadian Environmental Assessment Agency and other federal and provincial regulators. In addition to the issues noted above, the lead regulator, the CNSC, has increased its fees charged to the nuclear industry. The CNSC is increasing the regulatory burden as a result of the implementation of the new Nuclear Safety and Control Act (“NSCA”) and in its interpretation of responsibilities under the NSCA, the Canadian Environmental Assessment Act and the Canadian Environmental Protection Act. For instance, Cameco has been directed to implement a formal quality assurance program to manage its Canadian nuclear operations and the scope of assessment needed for regulatory approval of changes to licence conditions has expanded. Lower tier operational changes are increasingly subject to regulatory review which may include delays due to longer regulatory approval processes. These increasing requirements are expected to result in gradually increasing administration costs and some additional capital expenditures for compliance. As well, the complex regulatory approval process reduces Cameco’s flexibility to make operational changes in a timely fashion.

In recent years, when auditing Cameco, the CNSC has put a priority on auditing specific environmental and safety related programs. These have included such aspects as radiation protection programs, environmental monitoring, fire protection, operational quality assurance, organization and management evaluation, transportation systems, geotechnical monitoring and ventilation systems. These program-specific audits and regular site inspections by regulatory project officers have generated, and are intended to continue to generate, actions to improve environmental and safety performance and ensure that these risks remain well managed. Resulting program modifications are typically procedural and do not incur large capital costs.

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In 2001, Cameco successfully renewed its CNSC operating licences for Rabbit Lake, Key Lake and McArthur River for two-year terms. Cameco also received a licence to become the operator of the Cigar Lake project. In 2002, the Port Hope and Blind River CNSC operating licenses were renewed for five-year terms, and in 2003, the Rabbit Lake licence was renewed for five years. In 2004, Cameco will seek re-licensing of the Key Lake and McArthur River operations, as well as a construction license for the Cigar Lake project. Cameco is also seeking approval to increase the production rate at the McArthur River/Key Lake operation.

US Environmental Regulation

Cameco subsidiaries’ ISL operations in the US are subject to numerous federal, state and local regulations governing, among other things, air emissions, water discharges, hazardous materials handling and disposal and site reclamation. In 2000, at the Highland operation, PRI self reported to the Wyoming Department of Environmental Quality (“WDEQ”) injection well casing leaks, resulting in releases into unauthorized zones. As a result of PRI’s report, the Wyoming agency issued a notice of violation (“NOV”). PRI took the position that there was minimal environmental impact, given the quality of the released water and the geotechnical characteristics of the release zones. Nevertheless, the issue required additional investigation as a potential future decommissioning issue, and necessitated procedural and physical modifications in well construction to better assure injection well integrity. The well casing leaks are not expected to materially increase site decommissioning costs. There was no fine associated with the NOV, largely because of the self-reporting of the issue and its low potential for environmental impact. Arising from the NOV was an Administrative Order on Consent, which specified a compliance schedule and a revision of the regulatory permit to address the casing leak issue. The Order on Consent essentially forms a contract for resolving the issues arising out of the NOV. Changes in well construction have reduced the frequency of well casing leaks. The changes have been implemented at PRI’s combined Smith Ranch Highland operation.

After mining has been completed, an ISL wellfield must be restored in accordance with regulatory requirements. Generally this involves restoring the groundwater to its pre-mining use using reverse osmosis (ultra filtration technology) and restoration. Restoration of Crow Butte wellfields is regulated by the Nebraska Department of Environmental Quality (“NDEQ”) and the Nuclear Regulatory Commission (“NRC”) and restoration of Smith Ranch-Highland wellfields is regulated by the WDEQ and NRC.

Crow Butte has three wellfields under restoration. In 2000 Crow Butte Resources Inc., after the NDEQ confirmed that wellfield 1 was restored to its regulatory standards, requested the NRC accept that wellfield 1 was restored to its regulatory standards. The NRC approved the restoration on February 12, 2003.

Smith Ranch-Highland has three wellfields under restoration. In 1999 PRI requested the WDEQ accept that one wellfield was restored to its regulatory standards. The WDEQ approved the restoration of the A wellfield, subject to some long term monitoring requirements in November 2003. The NRC has indicated that it is willing to enter into discussions with the WDEQ and the United States Environmental Protection Agency over wellfield jurisdiction. Discussions continue with regulators to establish clear jurisdiction and criteria for wellfield restoration. Despite encouraging signs to the contrary, the delays by regulators to accept restoration of the remaining wellfields is a significant issue for Cameco subsidiaries’ US ISL operations, since it remains uncertain when, and at what cost, its US subsidiaries’ ISL operations will be able to complete restoration of mined out ISL wellfields to the satisfaction of regulators.

Government Regulation

Cameco’s business is subject to various levels of extensive governmental controls and regulations which are amended from time to time. The Company is unable to predict what additional legislation or amendments may be proposed that might affect its business or when any proposals, if enacted, might become effective.

Outlined below are some of the more significant government controls and regulations which materially affect the Company’s uranium business.

Canadian Uranium Industry Regulation

The Canadian federal government has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the CNSC may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.

2003 Cameco Annual Information Form

     Mine Ownership Restriction

The latest expression of Canadian government policy on non-resident ownership of uranium mining properties is contained in a letter dated December 23, 1987 from the Minister of State (Forestry and Mines) to the Canadian uranium industry. The basic limit for non-resident ownership of uranium properties at the stage of first production is 49%. Resident ownership levels of less than 51% will be permitted if the property is in fact Canadian-controlled. Exceptions to the policy may be granted subject to Cabinet approval and will be provided only in cases where it is demonstrated that Canadian partners cannot be found.

     Cameco Ownership Restriction

As part of the Canadian government regulation of the Canadian uranium mining industry, the ENL Reorganization Act imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of shares. The following is a summary of the constraints currently contained in Cameco’s articles:

(a)	No resident alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 25% of the votes that may ordinarily be cast to elect directors of Cameco.

(b)	No non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Cameco.

(c)	The votes attaching to shares held, beneficially owned or controlled, directly or indirectly by all non-residents together, and cast at any meeting of shareholders, will be counted or prorated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by shareholders at that meeting.

(d)	To give effect to such constraints, Cameco’s articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents of Canada and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions against the issue and transfer of shares and suspension of all remaining shareholders’ rights.

The provisions of the ENL Reorganization Act allow the board to require the holders or other subscribers for shares and certain other persons to furnish declarations as to residence, ownership of shares and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any shares where contravention of the resident or non-resident ownership restrictions would result. Cameco requires that, prior to each transfer of shares, other than a transfer to a depository, the transferee give a declaration providing information relating to compliance with these ownership restrictions.

Cameco’s board is entitled to determine whether contraventions of the ENL Reorganization Act or the articles have occurred. Cameco’s board may make such determination whether or not it, or Cameco’s transfer agent and registrar, has received such declarations, if the board has reason to believe that contravention of the ownership restrictions has occurred.

If Cameco’s board determines that shares are held by a shareholder in contravention of the ownership restrictions, Cameco has the power to suspend all rights of the shareholder in respect of all shares held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the shares so held have been disposed of by the shareholder and Cameco has been so advised.

     Canadian Nuclear Safety and Control Act

In Canada, control of the mining, extraction, use and export of uranium was formerly governed by the Atomic Energy Control Act (the “AECA”), a federal statute. The AECA was administered by the AECB. On March 20, 1997, the Nuclear Safety and Control Act (the “NSCA”) received royal assent. In the following years, related regulations and key regulatory guidelines were prepared and finalized. On May 31, 2000, the new act and regulations came into force replacing the AECA. The NSCA expands the jurisdiction of the CNSC, which has replaced the AECB, notably expanding its role in environmental regulation.

2003 Cameco Annual Information Form

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing licensee’s performance against the objectives. The regulations made under NSCA include provisions dealing with facilities licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

The NSCA is the product of a recent update of regulatory requirements by the Federal government in relation to the effective regulation of nuclear energy in Canada. The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers which are more flexible than those allowed under the predecessor legislation, the AECA, and the right to impose higher monetary penalties than was allowed under such predecessor legislation. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

All of the Canadian operations of the Company are governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. The Company may also be subject to prosecution if it fails to comply with such applicable statutes and regulations. Environmental regulation of the uranium mining industry in Saskatchewan and the uranium processing industry in Ontario are also regulated under both provincial and other federal legislation. Progress continued to be made to better harmonize provincial and federal regulatory regimes in Saskatchewan. In February 2003, the federal and provincial governments signed an agreement that is expected to lead to greater administrative efficiency in regulation of the Saskatchewan uranium industry over the next few years.

In 2003, the CNSC implemented new cost recovery regulations. A fee for service arrangement is now in force, based on a fully absorbed rate of $200 per hour. This change is expected to significantly increase licencing costs. Based on current estimates for the CNSC’s 2004/05 fiscal year, an increase of about 66% or $ 1.1M is anticipated relative to the last year of fixed fees (FY 2002/3) for the operating Canadian uranium sites (Key Lake, McArthur River, Rabbit Lake, Port Hope and Blind River).

New projects must follow the NSCA procedures. Certain properties are deemed to have complied by transition rules from AECA to NSCA. In September 2002, a court held that Cogema’s McClean uranium mill in Saskatchewan was not properly licensed under these transition rules. The decision is being appealed. Due to this decision, the licensing process that Cameco is subject to may be longer and more complex.

     Uranium Export Regulation

The export of uranium is regulated by the Canadian federal government which establishes nuclear energy policy. Cameco’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade, respectively, and such licences and permits are obtained by Cameco for all such exports.

2003 Cameco Annual Information Form

US Uranium Industry Regulation

Uranium recovery in the US is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40.

The review of a license application is governed by the National Environmental Policy Act (“NEPA”) which is implemented through 10 CFR Part 51. Although the NRC voted to support new regulations for uranium recovery operations, which would apply to the Company’s US ISL operations, in 2002 the NRC withdrew their support for these regulations.

The NRC has approved an alternative process whereby a state government can regulate groundwater issues through a memorandum of understanding entered into with the NRC. When implemented, this will apply to all groundwater issues, including restoration, and eliminating one area of regulatory duplication pertaining to ISL well fields. The US Environmental Protection Agency (“EPA”) and certain states have formally indicated that they too are in favour of the proposed process. The NRC is expected to decide later in 2004 whether to proceed with this change in the regulatory process.

The uranium recovery industry in Wyoming is also regulated by the WDEQ, Land Quality Division (“LQD”) pursuant to the Wyoming Environmental Quality Act (“WEQA”) and the LQD Non-Coal Rules and Regulations arising from the WEQA. Pursuant to WEQA, the WDEQ issues a permit to mine which is administered by the LQD. In addition, the state administers a number of EPA programs under the Clean Air Act and the Clean Water Act, some of which are incorporated into the LQD Non-Coal Rules and Regulations (for example the Underground Injection Control regulations under the Clean Water Act). Currently wellfield decommissioning is required to the background water standard in Wyoming. In November 2003, the Wyoming Environmental Quality Council approved the wellfield groundwater restoration for Highland wellfield A subject to some long-term monitoring conditions.

Similarly, the uranium recovery industry in Nebraska is regulated by the NRC and the NDEQ pursuant to the Nebraska Environmental Protection Act. Pursuant to this act and the regulations made thereunder, the NDEQ issues a permit to mine. In Nebraska wellfield groundwater restoration is required to the class of use water standard. The NDEQ and NRC have approved the restoration of wellfield 1 at Crow Butte.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or a failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through “conference and conciliation”), through notices of violation (“NOV’s”) which can include: fines; supplemental environmental projects; remedial action, additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with an NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Following a determination by the federal Mine Safety and Health Administration (“MSHA”) that it had no jurisdiction over the Smith Ranch-Highland operation, safety at the operation is regulated by the Wyoming State Mine Inspector’s Office. In January 2003, MSHA advised that it would no longer regulate Crow Butte’s operations. Unless this decision is changed, safety at Crow Butte will be regulated under Nebraska’s Occupational Health and Safety Act.

Other agencies are involved in the regulation of the uranium recovery industry, either directly or indirectly, including the EPA, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the US Fish and Wildlife Service.

The export of uranium from the US and the movement of nuclear materials within the US are also regulated by the NRC. “NRC 741 form” reporting is the primary mechanism for tracking physical movements of US or any other origin uranium to foreign and domestic buyers. US government export policies are established and enforced through bilateral agreements for nuclear co-operation and trade with specific countries (or political blocs such as the EU), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific US foreign policy

2003 Cameco Annual Information Form

and non-proliferation objectives. While specific sales contracts are not reviewed or approved, export licenses for shipment of uranium outside the US are granted by the NRC.

Land Tenure

     Saskatchewan Operations

Most of the Company’s uranium reserves and resources are located in Saskatchewan. The right to mine minerals is acquired by the Company as a lessee under a mineral lease from the province of Saskatchewan (a “Crown Lease”). A Crown Lease is for a term of 10 years, with a right to renew for successive 10 year terms in the absence of default by the lessee. The lessee is required to expend certain amounts for work during each year of a Crown Lease. A Crown Lease cannot be terminated except in the event of default and for certain environmental concerns as prescribed in The Crown Minerals Act (Saskatchewan). However, Crown Leases may be amended unilaterally by the lessor by an amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).

The right to explore for minerals is acquired by the Company in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The term of a Mineral Claim is two years, with the right to renew for successive one year periods. To maintain a Mineral Claim in good standing, generally, the holder of a Mineral Claim must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a Mineral Lease. Surface exploration work of a Mineral Claim requires additional governmental approvals.

The surface facilities and mine shafts are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands is acquired under a surface lease (a “Surface Lease”) from the province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socioeconomic objectives and as a result contain certain undertakings in this regard.

The Company’s uranium mining and exploration properties in Saskatchewan are located on traditional lands of first nations. Pursuant to historical treaties first nation bands ceded title to most traditional lands in northern Saskatchewan in exchange for treaty lands but generally retained their right to hunt, fish and trap on these traditional lands. Cameco understands that the federal and Saskatchewan government have a duty to consult first nations before they take actions that will affect the ability of first nations’ people to exercise these rights. A 2002 decision of the British Columbia Court of Appeal, involving the Haida First Nation and lands not ceded to the government of British Columbia pursuant to a treaty, imposed a duty on a resource company to consult the Haida First Nation with respect to the transfer and renewal of a timber harvesting licence granted by the province, since the resource company knew or ought to have known that the government failed to consult with the Haida First Nation. This decision is presently under appeal to the Supreme Court of Canada.

In February 2004, Cameco received correspondence from the English River First Nation asserting a right to be consulted with respect to the use of its traditional lands, which encompass the McArthur River mine, Key Lake mill and certain exploration areas. While not having a legal duty to consult, Cameco has a practice of engaging in extensive dialogue with first nations and other stakeholders in northern Saskatchewan and believes it has good relations. Cameco also employs a significant number of first nations people at its operations and has substantial business relationships with first nations in northern Saskatchewan and provides other social and educational support to first nations in northern Saskatchewan. Cameco intends to discuss this matter with the English River First Nation.

     US Operations

The Company’s uranium reserves and resources in the US are held by subsidiaries and are located in Wyoming and Nebraska. The right to mine or develop minerals is acquired either by leases from the fee simple owners (private parties) or mining claims located on property owned by the US Federal Government. In addition, the Company’s subsidiaries acquire surface leases which allow wellfield installation and operation to permit the mining of the uranium reserves by ISL operations.

2003 Cameco Annual Information Form

Canadian Royalties and Certain Taxes

Cameco pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Schedule”), as amended. Royalties include both a basic royalty and a tiered royalty. The basic royalty is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit equal to 1% of the gross sales of uranium.

The tiered royalty is an additional levy on the gross sales of uranium which applies only when the sales price of uranium exceeds levels prescribed by the Schedule. Uranium sales subject to the tiered royalty are first reduced by capital allowances as permitted by the Schedule for new mine or mill construction and certain mill expansion. When these capital allowances are reduced to zero, tiered royalties become payable. Both the prices and the capital allowances as defined in the Schedule are adjusted annually to reflect changes in the Canadian gross domestic product.

The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

		Canadian Dollar
	Royalty Rate	Sales Price in Excess of:
	6%	$14.69
plus	4%	$22.03
plus	5%	$29.38

The above prices are applicable to 2003 and are in Canadian dollars.

For example, if the sales price realized by Cameco was $25 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):

[6% x ($25.00 – $14.69) x pounds sold] + [4% x ($25.00 – $22.03) x pounds sold]

Cameco did not pay tiered royalties in 2003. Cameco does not expect to pay tiered royalties in 2004 due to the availability of capital allowances.

Cameco is subject to capital taxes on paid-up capital (as defined for capital tax purposes in the relevant provincial legislation) in respect of its operations in Saskatchewan and in Ontario. In Saskatchewan, it pays at a rate of 0.6% on paid-up capital in excess of $10 million (note that this exemption amount can be as high as $15 million, depending on the percentage of salaries and wages paid in Saskatchewan). In addition, a resource corporation in Saskatchewan pays a corporate resource surcharge of 3.6% of the value of resource sales. This surcharge is only payable to the extent that it exceeds the regular capital tax. In Ontario, the Company pays a tax of 0.3% on paid-up capital allocated to Ontario.

Canadian Income Taxes

Cameco, certain wholly owned subsidiaries, and UEM are subject to federal and provincial income tax in Canada. Current income tax expense for 2003 was $7.0 million.

In 2003, the federal government enacted amendments to the ITA that provides for a reduction in the corporate tax rate on income from resource activities from the present level of 28% to 21%, over a five-year period commencing in 2003. Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantial enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a one-time, non-cash income tax adjustment of $86.2 million in the second quarter.

In December 2003, the Ontario government passed amendments which increased the general corporate tax rate from 11% to 14% effective January 1, 2004. In addition, previously scheduled tax rate decreases for 2004 to 2006 were repealed. Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantial enactment. Accordingly, Cameco increased its balance sheet provision for future income taxes and recognized a one-time, non-cash income tax adjustment of $4.9 million in the fourth quarter.

2003 Cameco Annual Information Form

For income tax purposes, 10% of royalties are deductible in 2003 increasing to 100% in 2007. However, Cameco is eligible for the resource allowance (except at Bruce Power) which is a deduction from income for tax purposes. The resource allowance is equal to 25% of adjusted resource profits, as defined in the ITA. The resource allowance is 90% deductible in 2003, decreasing thereafter until it is eliminated in 2007. Bruce Power is eligible for the manufacturing tax credit and processing tax credit.

Cameco, certain wholly owned subsidiaries and UEM are also subject to federal large corporations tax, which is levied on a corporation’s taxable capital employed in Canada. This tax is calculated at a rate of 0.225% on taxable capital in excess of $10 million. Total large corporations tax paid in 2003 was $5.0 million.

US Taxes

The Company, through its US subsidiaries, pays a severance tax to the state of Nebraska in respect of uranium produced at the Crow Butte mine and pays an ad valorem tax to the county and a severance tax to the state of Wyoming in respect of the Smith Ranch-Highland operation. Total severance and ad valorem taxes paid in 2003 were $628,000(US).

The Company, also through its US subsidiaries, is subject to US federal and state income tax. The income of Cameco’s US subsidiaries is currently not subject to US regular income tax due to certain income tax deductions that are available. The Company’s US subsidiaries may also be subject to Alternative Minimum Tax (AMT) at a rate of 20%. AMT paid in prior years may be carried forward indefinitely to be applied as a credit against future regular income taxes.

Employees

At December 31, 2003, Cameco had 1,538 employees. Of the total, 567 employees are represented by three separate locals of the United Steelworkers of America trade union with collective agreements for each of the two bargaining units at the Port Hope conversion facility (expiring June 30, 2004) and one for the bargaining unit employees at the McArthur River and Key Lake operations. In December 2003 Cameco signed a new collective agreement for bargaining unit employees at the McArthur River and Key Lake operations which expires December 31, 2005.

Risk Factors

The following information pertains to the outlook and conditions currently known to the Company which could have a material impact on the financial condition of the Company. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect the Company in the future. This discussion should be read in conjunction with material in other sections of this Annual Information Form, including Management’s Discussion and Analysis (Appendix “B”). There are also additional risk factors identified under “Common Risk Factors – Uranium and Gold”. As the context requires, the reference to Company or Cameco also includes Cameco’s direct and indirect subsidiaries.

     Volatility and Sensitivity to Prices and Costs

Because the majority of the Company’s revenues are derived from the sale of uranium and uranium products, the Company’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and for uranium conversion services. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries, such as Canada, the US and Russia and other republics of the CIS; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and other republics of the CIS, Africa and Australia.

2003 Cameco Annual Information Form

The fluctuation of the prices of uranium and UF6 conversion services is illustrated by the following tables, which set forth, for the periods indicated, the highs and lows of the spot price for non-CIS origin U3O8 and the UF6 conversion services:

	Spot Uranium Prices (1)
	(US $/lb of U3O8)
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Spot
High	9.60	12.20	16.50	14.30	11.80	10.90	9.40	9.50	10.20	14.40
Low	9.05	9.65	13.00	10.20	8.75	9.60	7.10	7.20	9.70	10.10

(1)	Source: The Nuexco Exchange Value, formerly published by Nuexco. Since January 1995, it has been published by TradeTech. Since late 1992 the spot prices reflect the spot price for all uranium other than of CIS origin.

Range of Nuexco UF6 Conversion Values (1)

For Spot and Near-Term Transactions

					(US$/kg U)
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Spot
High	5.40	5.85	6.15	6.10	5.10	3.85	3.25	5.25	5.25	6.50
Low	5.35	5.50	5.85	5.10	3.50	2.55	2.35	3.65	5.05	4.90

(1)	Source: The Nuexco Conversion Value, formerly published monthly by Nuexco. Since January 1995, it has been published by TradeTech. The conversion value over this period of time is for the provision of conversion services delivered in North America.

Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.

     Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

     Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates and the provision of uranium conversion services, is highly competitive. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of western world uranium mining and enrichment companies, from certain republics of the CIS and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Cameco and may affect the supply of uranium available in the US and Europe, which are the largest markets for uranium in the world.

With respect to UF6 conversion, the Company competes on the basis of price, location and service with two other full scale commercial suppliers in the western world and with additional supplies available from excess inventories, including inventories made available from decommissioning of nuclear weapons, and the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6.

2003 Cameco Annual Information Form

     Deregulation of the Electrical Utility Industry

The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the US and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

     Replacement of Reserves

The McArthur River and Rabbit Lake mines are currently the Company’s principal sources of uranium concentrates. Unless the Cigar Lake deposit is placed into production or other reserves are discovered or extensions to existing orebodies are found, the Company’s sources of mined uranium concentrates will decrease over time as reserves at these two mines are depleted. The Rabbit Lake mine is expected to be depleted in early 2006. Although in the past the Company (or its predecessors) has successfully replenished its reserves through ongoing exploration, development and acquisition programs, there can be no assurance that Cameco’s future exploration, development and acquisition efforts will be successful. In addition, while Cameco believes that the Cigar Lake deposit will be put into production, there can be no assurance that it will be.

Due to the unique nature of the deposits at McArthur River and Cigar Lake, technical challenges exist involving groundwater, rock properties, radiation protection and ore-handling and transport. Failure to resolve technical challenges at McArthur River or Cigar Lake may have a material adverse effect on the Company.

     Decommissioning and Reclamation

Environmental regulators are increasingly requiring financial assurances to assure that the cost of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Cameco has filed decommissioning plans for certain of its properties with regulators. These regulators have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Cameco properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

     Dependence on Limited Number of Customers

The Company’s principal business relates to the production and sale of uranium concentrates and the provision of uranium conversion services. The Company relies heavily on a small number of customers to purchase a significant portion of its production of uranium concentrates and its uranium conversion services. For instance, for the period 2004 through 2006, Cameco’s five largest customers are anticipated to account for approximately 42% of the Company’s contracted supply of U3O8. For the period 2004 through 2006, Cameco’s five largest UF6 conversion customers are anticipated to account for approximately 36% of the Company’s contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian CANDU heavy water reactors with sales to its largest customer, OPG, accounting for approximately 40% of the Company’s UO2 sales in 2003. The loss of any of the Company’s largest customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s financial condition and results of operations.

     Technical Obsolescence

Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used fuel processing.

Bruce Power LP – Nuclear Electrical Generation

Overview

Business

Bruce Power’s business is the generation and sale of electricity into the Ontario wholesale market. Bruce Power generates electricity using the four Bruce “B” and two Bruce “A” nuclear powered units. The Bruce “B” nuclear units and the two restarted Bruce “A” units have capacity to supply about 20% of Ontario’s electricity needs. Bruce Power has about 3,300 employees.

2003 Cameco Annual Information Form

2001 Acquisition

On May 12, 2001, Cameco, through its wholly owned subsidiary, Cameco Bruce Holdings Inc., acquired a 15% limited partnership interest in Bruce Power, an Ontario limited partnership, and directly acquired a 15% interest in Bruce Power Inc., the general partner of Bruce Power. On the same date, Bruce Power signed and closed agreements with OPG and certain of its subsidiaries to lease and operate the Bruce “A” and “B” nuclear powered units and related facilities located in southwestern Ontario.

To obtain its interest in Bruce Power, Cameco committed to invest up to $100 million in Bruce Power and to provide up to approximately $102 million in financial assurances on behalf of Bruce Power. As of December 31, 2002, Cameco had invested approximately $93 million in Bruce Power and had provided about $84 million in financial assurances. In addition, Cameco purchased finished nuclear fuel from OPG for approximately $74 million for resale to Bruce Power, which resale has been completed.

Concurrent with Cameco’s acquisition, The Power Workers’ Union acquired a 2.0% interest in Bruce Power and The Society of Energy Professionals acquired a 0.6% interest in Bruce Power. They are the two main unions representing workers at Bruce Power. BE indirectly held the balance, being an 82.4% interest in Bruce Power.

2003 Acquisition

In early September of 2002, after announcing a weakened financial position, BE received financial support from the British government. As a condition of the agreement to provide its financial support, the British government required and received guarantees from certain BE subsidiaries and related companies, including Bruce Power. BE’s weakened financial position resulted in its agreement, in late 2002, to sell 79.8% of Bruce Power to a consortium of Cameco, TransCanada PipeLines Limited (“TransCanada”), and BPC Generation Infrastructure Trust (“BPC”), a trust established by Ontario Municipal Employees Retirement System. The Power Worker’s Union and The Society of Energy Professionals agreed to acquire BE’s remaining 2.6% interest in Bruce Power.

On February 14, 2003 the agreement closed, with a Cameco wholly owned subsidiary, Cameco Bruce Holdings II Inc., acquiring a 16.6% interest in Bruce Power, bringing Cameco’s total indirect interest in Bruce Power to 31.6%. Cameco concurrently increased its interest in Bruce Power Inc. from 15% to 33.3%. Cameco acquired these interests from an affiliate of BE and paid approximately $204 million.

Concurrently, TransCanada, through a subsidiary, and BPC each acquired a 31.6% interest in Bruce Power and a 33 1/3% interest in Bruce Power Inc. from the same BE affiliate. The Power Worker’s Union and The Society of Energy Professionals increased their collective interest in Bruce Power from 2.6% to 5.2% as part of the same transaction.

As part of the closing of this transaction, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to Bruce Power. Bruce Power used these funds to pay $225 million in deferred rent that it owed to OPG (see “Overview-Bruce Power-OPG Lease”).

The Bruce Power limited partnership agreement and certain other related documents were amended to give effect to the new ownership of Bruce Power following closing. Under these new arrangements, among other things, Cameco will continue as Bruce Power’s fuel manager (see “Cameco Fuel Management”).

As part of the acquisition of BE’s interest in Bruce Power, the consortium acquired a BE affiliate’s 50% interest in Huron Wind L.P. (Cameco subsidiary’s share is 1/3 of the 50% interest). Located adjacent to the Bruce site, the nine-megawatt Huron Wind L.P. wind farm officially opened on November 29, 2002. OPG owns the other 50% of Huron Wind L.P.

Upon closing, Bruce Power’s guarantees in support of the financial support to BE provided by the British government were released.

The acquisition and its share of the OPG deferred rent payments were funded by Cameco with existing cash reserves and short-term debt.

Cameco’s total commitment for financial assurances given on behalf of Bruce Power is estimated to be $191 million at December 31, 2003. These financial assurances include financial assurances given to the CNSC in support of Bruce Power’s operating licence, guarantees in favour of OPG under the lease between Bruce Power and OPG for the Bruce site, and guarantees in support of Bruce Power’s power purchase agreements with customers. This last

2003 Cameco Annual Information Form

commitment is subject to adjustment as the actual amounts of financial assurances in support of power purchase agreements will fluctuate in response to wholesale electricity market changes.

Bruce Power-OPG Lease

In May 2001, Bruce Power signed and closed agreements to lease and operate the Bruce “A” and “B” nuclear powered units and related facilities in southwestern Ontario with OPG and certain of its subsidiaries. The initial lease period expires in 2018. Bruce Power has the right to extend the lease and certain related agreements for up to an additional 25 years. The lease was amended in January 2002, and again in 2003 as part of the 2003 Acquisition described above.

Bruce Power paid OPG an initial rental payment of about $552 million, comprised of about $327 million in cash and a $225 million note receivable as deferred rent. As part of the 2003 Acquisition, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to Bruce Power. Bruce Power used these funds to pay the $225 million OPG note receivable.

Bruce Power is the tenant under a lease with OPG on the Bruce nuclear power facility. The initial term of the lease expires in 2018 with an option on the part of Bruce Power to extend the lease by up to 25 years. The Bruce nuclear power facility continues to be managed and operated by the management and staff of Bruce Power. Spent fuel and decommissioning liabilities remain the responsibility of OPG and, as determined at the inception of the lease, are covered by the existing lease payments. The lease agreement with OPG provides for limited adjustments to the base rent every five years during the initial term of the lease. These limited adjustments are based on a maximum of 50% of the discounted value of the expected increase to the decommissioning costs for the Bruce Power facility, determined using predetermined principles and assumptions. For each year in the period 2004 to 2008, the aggregate of these rents, subject to limited exceptions, cannot be less than $190 million. In 2003, the aggregate of these rent payments was approximately $177 million. There are no similar adjustments to the existing lease payments with respect to spent fuel liabilities. Commencing in 2006, Bruce Power also has the right to terminate the lease if the continuing operation of the facility is no longer economically viable, subject to a lease termination fee, certain ongoing operational requirements during handover and certain shut-down conditions prior to handover. Cameco has severally guaranteed Bruce Power’s performance of these obligations.

OPG is responsible for nuclear waste and decommissioning liabilities at the Bruce site. OPG is responsible for the plant decommissioning after the reactors have been defuelled and the heavy water drained (see “Nuclear Waste Management and Decommissioning”).

The Generating Facilities

The Bruce nuclear generating stations are located approximately 250 kilometres northwest of Toronto on Lake Huron. The Bruce nuclear generating stations consist of eight CANDU reactors. The four Bruce “B” reactors, with a combined net generating capacity of 3,160 megawatts, were commissioned between 1984 and 1987. The four Bruce “A” reactors, with a combined generating capacity of 3,087 megawatts, were commissioned between 1977 and 1979 and removed from service by OPG between 1995 and 1998. Bruce Power has returned two of the Bruce “A” reactors to service, with a combined net generating capacity of 1,500 megawatts. Bruce Power is currently undertaking a review of the feasibility of returning the other two Bruce “A” reactors to service. The four Bruce “B” reactors and two Bruce “A” reactors give Bruce Power a net generating capacity of 4,660 megawatts. An average capacity factor of 80% is forecast for the Bruce “A” and “B” stations during 2004 compared to 85% in 2003, which reflects planned maintenance outages on the Bruce “A” and “B” reactors during the year, and a planned outage of all four Bruce “B” units in the fall of 2004, to do an inspection of the vacuum building. This latter planned outage requires all four units to be shut down simultaneously for approximately one month. This inspection is required by applicable regulatory requirements once every ten years.

The estimated operating life of a nuclear generating station ends when substantial capital expenditures are required to replace life-limiting components, such as steam generators and fuel channel pressure tubes, and such capital expenditures are not economically justified. Bruce Power estimates that the operating life of the four Bruce “B” nuclear units will end about mid-2018 (based upon 201,000 effective fuel power hours for fuel channels) and the operating life of the two Bruce “A” units will end about 2009 for Unit 3 and 2017 for Unit 4 (assuming steam generator replacement for Unit 4 in 2007). An investment by Bruce Power to replace steam generators, fuel channel pressure tubes and other life-limiting components at the end of their useful life will depend, among other things, on prevailing economic, financial and market conditions. If replacement of life-limiting components is not justified,

2003 Cameco Annual Information Form

Cameco expects that Bruce Power will continue to operate these units until their shutdown is dictated by safety or economic considerations.

In 2003, Bruce Power’s capital expenditure program, excluding the Bruce “A” restart program, was about $159 million. In 2004, Bruce Power’s capital expenditure program for the two A and four B reactors is expected to total about $280 million, plus an additional $120 million for sustaining capital and site service support areas. The capital expenditure program consists of:

Bruce B turbines/power uprate	$160 million
Bruce A unit 4 steam generators (progress payment)	$ 25 million
Infrastructure projects	$ 95 million

Bruce Power capital expenditures are expected to average about $200 million for each of 2005 and 2006. This excludes sustaining capital and expenditures for site service support areas, which are expected to average about $120 million per year.

As part of its Bruce “B” power uprate project, Bruce Power plans to refuel the Bruce “B” units with modified fuel containing SEU beginning in 2007. The Bruce “B” units are currently operating at 90% of maximum power based upon an operating limitation imposed by the CNSC. This limitation was placed on the reactors when studies revealed that emergency shutdown systems may not provide sufficient safety margins for certain low probability accidents. The derating to 90% of full power ensures that the necessary safety margin is maintained. The use of the modified fuel is intended to improve the safety margins of the reactors and allow them to operate at their design capacity and with the necessary safety margin. Approval is required from the CNSC to operate the Bruce “B” units with the modified fuel. (see “Uranium Fuel Conversion Services” and “Cameco Fuel Management”).

Bruce “A” Restart

One of Bruce Power’s key initiatives was the restart of two of the four laid-up units of the Bruce “A” station (Units 3 and 4). The first Bruce “A” unit (Unit 4) was connected to the Ontario electricity grid in October, 2003, and declared in commercial production as of November 1st, 2003, with the second (Unit 3) connected to the grid in January, 2004, but not yet declared in commercial production. These two Bruce “A” units have a combined net generating capacity of about 1,500 megawatts. The project costs to restart Units 3 and 4 of the Bruce “A” station are estimated at $724 million, with about $351 million incurred in 2003 and $25 million in early 2004. These costs are materially above the first forecast costs due to increased scope arising as a result of security concerns and regulatory requirements. There was also some unanticipated work required to assure safe startup and operation.

All relicensing hearings and approvals have been completed with the CNSC for the restart of Units 3 and 4. Units 3 and 4 are now under CNSC operational oversight.

Ontario Deregulation

The electricity market in the province of Ontario opened (“Market Opening”) to full competition on May 1, 2002. In order to create a competitive market after Market Opening, the Ontario government approved a framework, known as the “market power mitigation” framework, to ensure an orderly and gradual transition to an industry structure in which OPG’s share of generating capacity available to the Ontario market is substantially reduced.

OPG’s decontrol targets are specified in terms of Tier 1 and Tier 2 capacity. Tier 1 capacity is defined as all nuclear and hydroelectric generation in Ontario. Tier 2 capacity is defined as that portion of Ontario’s generation capacity, including fossil generation, inter-tie capacity and demand-side bidding, that is not part of Tier 1 capacity. Within 42 months after May 1, 2002, OPG is required to reduce its share of in-service Tier 2 generating capacity through transfer of effective control of a minimum of 4,000 megawatts of in-service Tier 2 capacity. At OPG’s discretion, it may substitute the transfer of effective control of up to 1,000 megawatts of hydroelectric power in place of an equivalent amount of Tier 2 capacity. Within 10 years after May 1, 2002, OPG must reduce its effective control of total Tier 1 and Tier 2 capacity to 35% or less of the supply options in the Ontario market. Forty-two months following May 1, 2002, the Ontario Energy Board (“OEB”) will review and publicly report on OPG’s success in attaining its decontrol target respecting Tier 2 capacity, as well as its plans for meeting its 10 year decontrol target. In keeping with its decontrol obligations, in May 2001 OPG leased the Bruce nuclear generating stations to Bruce Power.

In the Ontario market, generators, wholesalers and suppliers, both inside and outside Ontario, compete to sell electricity into the real time energy market or spot market administered by an agency established by the Ontario

2003 Cameco Annual Information Form

government called the Independent Electricity Market Operator (“IMO”). Both wholesale market participants and retail customers have access to the electricity supplier of their choice. Bruce Power earns revenue through medium- and long-term contracts and spot market sales. Bruce Power uses risk management activities, such as hedging in order to mitigate Bruce Power’s exposure to volatile electricity prices.

In November 2002, the Government of Ontario introduced Bill 210 Electricity Pricing, Conservation and Supply Act, 2002, reversing, in part, its decision to deregulate the electricity market. The Bill became law on December 9, 2002. The new legislation and related regulations include the following key features:

•	Effective December 1, 2002 (but retroactive to Market Opening) and at least until April 30, 2006, the price of electricity paid by “low volume consumers” (consumers using less than 150,000 kWh annually, although this was subsequently increased to 250,000 kWh, as described below) and other “designated consumers” is fixed at 4.3¢/kWh;

•	The rates of transmission and distribution and the fees for the operation of the IMO are capped at current levels.

•	IMO market uplift charges to distributors and low volume and designated consumers are capped at 0.62¢/kWh.

•	The Minister of Energy has been given increased power including the ability to review market rules made by the IMO to ensure that the new rules do not unduly and adversely affect the interests of consumers, with respect to prices or the reliability or quality of electricity service. This Minister has also been given power to control rates approved by the OEB and to require certain orders to be amended.

•	Tax incentives are provided to promote conservation, use of alternate fuels and support for clean energy production through a variety of mechanisms.

On March 21, 2003, the Province announced a business protection plan for large electricity consumers in Ontario. Under this plan, consumers using up to 250,000 kWh per year were included in the fixed price rate of 4.3¢/kWh retroactive to May 1, 2002. Except for certain designated customers, all consumers using above 250,000 kWh per year remained in the competitive wholesale and retail markets and receive rebates under the terms of the existing market power mitigation agreement arrangements for the 12 months ending April 30, 2003. Effective May 1, 2003, rebates to these customers were fixed at 50% of the amount by which the average spot price in the IMO-administered market exceeds 3.8¢/kWh, with rebates paid on a quarterly basis.

On November 25, 2003, the newly elected Liberal Ontario Provincial Government introduced Bill 4, the Ontario Energy Board Amendment Act, 2003, which will remove the 4.3¢/kWh price freeze. As of April 1, 2004, an interim pricing plan is expected to be implemented. The first 750 kWh (kilowatt hours) will be priced at 4.7¢/kWh and monthly consumption above that level will be priced at 5.5¢/kWh. The Ontario government stated that the interim pricing structure will remain in place until the independent regulator, the Ontario Energy Board, develops a clear and transparent mechanism for setting prices, to be implemented as soon as possible, but not later than May 1, 2005. The interim pricing structure does not distinguish between commercial and residential users; it only distinguishes between consumption patterns.

The new Ontario Provincial Government policy is to halt the decontrol of the OPG assets. Energy policy and the decontrol of OPG are under review by the Ontario government. There is uncertainty as to what actions will be taken.

These regulatory changes have not had a direct impact on the price to date in the wholesale electricity market into which Bruce Power sells its output. However, the volume of medium- and long-term transactions in the wholesale electricity market has dramatically decreased and the regulatory changes have increased uncertainty for generators like Bruce Power.

Cameco Fuel Management

Cameco has overall responsibility to procure nuclear fuel for Bruce Power. This includes the supply by Cameco of all uranium concentrates and UO2 conversion services required for the Bruce nuclear generating stations, making Bruce Power a significant customer for Cameco’s core products. The six Bruce units are expected to use at least 1.5 million pounds of U3O8 and 600 tonnes of natural UO2 conversion services each year.

2003 Cameco Annual Information Form

In late 2001, on behalf of Bruce Power, Cameco negotiated a fuel manufacturing services agreement with Zircatec Precision Industries Inc. (“ZPI”) covering all of Bruce Power’s fuel manufacturing requirements through the initial lease period. Under the arrangement, ZPI will manufacture UO2 provided by Cameco into finished nuclear fuel bundles for Bruce Power.

Bruce Power is also pursuing the use of SEU as part of its power uprate project for the four Bruce “B” units. Cameco is working with Bruce Power, ZPI and others in the development of SEU. Cameco expects Bruce Power’s use of SEU will increase the volume of U3O8 sold to Bruce Power and will not significantly reduce natural UO2 conversion services sold to Bruce Power (see “Uranium Fuel Conversion Services”). Cameco has initiated a project at its Port Hope facilities to modify and add to the facilities to manufacture SEU power for the Bruce Power fuel. An environmental assessment is currently being prepared in accordance with regulatory requirements.

OPG Services to Bruce Power

As part of the OPG-Bruce Power transaction, OPG agreed to provide certain services to Bruce Power. Some of these services are required in order for Bruce Power to comply with terms of its CNSC operating licences. The material short-term OPG services include: nuclear operating support services and steam generator and fuel channel inspection and maintenance services. These services may be terminated upon 12 months prior notice by either Bruce Power or OPG. The material long-term OPG services include services relating to the supply, delivery and processing of heavy water for use in the Bruce nuclear units, low level and intermediate waste storage and disposal services, and collection and storage of used fuel bundles generated from the operation of the Bruce nuclear units as further described in “Nuclear Waste Management and Decommissioning.”

Nuclear Waste Management and Decommissioning

As they operate, the Bruce nuclear units generate:

•	used nuclear fuel bundles (“high-level radioactive waste”);

•	other material that has come in close contact with reactors but is less radioactive than used nuclear fuel bundles, such as ion exchange resins and other structural material and reactor equipment, including pressure tubes (“intermediate-level radioactive waste”); and

•	material used in connection with station operation that is not highly radioactive (“low-level radioactive waste”).

Used nuclear fuel bundles from the Bruce reactors are temporarily stored in water-filled pools (“wet bays”) at the Bruce nuclear stations for a cooling off period of at least ten years during which their radioactivity substantially decreases. OPG has constructed a dry storage facility at its radioactive waste operations site that is located on a part of the Bruce site not leased to Bruce Power. After the cooling off period, used nuclear fuel bundles will be transferred to above ground concrete canisters at OPG’s dry storage facility. In-station modifications to the Bruce “B” wet bays to support the loading of used nuclear fuel bundles into dry storage containers were completed by Bruce Power in 2002. When originally constructed, the wet bays at Bruce “A” and “B” had sufficient capacity to store used nuclear fuel bundles for up to 15 to 20 years of operation. The Bruce “B” wet bays are at or near full capacity, but in 2003, OPG started transferring the used fuel bundles to its dry storage facility.

Bruce Power pays OPG a fee for OPG to assume title to the used nuclear fuel bundles discharged from the Bruce reactors during the lease period. OPG retains title to all used fuel bundles stored in the wet bays before May 11, 2001. No later than April 2003, OPG was required to commence collection of used nuclear fuel bundles stored in the wet bays for transport to and storage at its dry storage facility at the Bruce site. These shipments have now commenced. While the used nuclear fuel bundles are contained in wet bays, Bruce Power is responsible for their management.

During the term of the lease, OPG has also agreed to take title to, store and dispose of all of Bruce Power’s low and intermediate-level radioactive waste at OPG’s radioactive waste management facility at the Bruce site. OPG retains title to all low and intermediate-level radioactive waste generated before May 11, 2001.

Under the lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible for decommissioning of the eight Bruce nuclear units and for funding and meeting other requirements relating thereto that the CNSC may require of Bruce Power as licensed operator of the Bruce nuclear plants. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

2003 Cameco Annual Information Form

There is no facility in Canada for the permanent disposal of used nuclear fuel. Bill C-27, the Nuclear Fuel Waste Act, implementing the federal government’s nuclear fuel waste management strategy, received Royal Assent on June 13, 2002. Under this legislation, owners of used nuclear fuel in Canada established an organization, as a separate legal entity, with a mandate to manage and co-ordinate the full range of activities relating to the long-term management of used nuclear fuel. The organization is to report regularly to the federal government and to make recommendations on long-term management of used nuclear fuel. The legislation also required the owners of used nuclear fuel, including OPG, to establish a trust fund with a Canadian financial institution and make specified deposits. As OPG is the owner of the used nuclear fuel bundles discharged from the Bruce units, it, not Bruce Power, is subject to the financial contribution requirements of this legislation.

Regulatory Affairs

The federal government under the Nuclear Safety and Control Act (Canada) regulates Bruce Power’s nuclear operations. (see “Government Regulation-Canadian Uranium Industry Regulation”). In addition, Bruce Power is subject to the Nuclear Liability Act (“NLA”).

All of the construction, equipment, safety systems and operating limits for the Bruce nuclear generation stations are subject to regulation by the CNSC under the Canadian Nuclear Safety and Control Act. Bruce Power is required to regularly report to the CNSC, which monitors the safety performance of the Bruce nuclear generating stations. On May 9, 2001, Bruce Power received a licence to operate the Bruce “B” nuclear units and a license to operate the Bruce “A” nuclear units, which licences took effect on May 11, 2001.

On September 24, 2003, a CNSC hearing was held to consider the renewal of the power reactor operating licenses for the Bruce “A” and “B” reactors. The hearing was adjourned to February 5, 2004 to give further consideration to the form and amount of financial assurances to be given to the CNSC by Bruce Power and its owners. Currently, Bruce Power has an interim license to operate the “A” and “B” reactors until March 2004.

The NLA requires operators of nuclear generating facilities to purchase nuclear liability insurance from the Nuclear Liability Association of Canada in amounts specified in the NLA. Currently, the NLA requires the operator of nuclear stations to maintain, for each of its nuclear stations, insurance up to a limit of $75 million for liability imposed under the NLA. Under Part I of the NLA, an operator is strictly liable for any damage to property of, or personal injury to, the public arising from a nuclear incident (as defined in the NLA), other than damage resulting from sabotage or acts of war. If in the opinion of the Governor in Council, an operator’s liability could exceed $75 million in respect of a nuclear incident, or it would be in the public interest to do so, the Governor in Council would proclaim Part II of the NLA in effect. Under Part II of the NLA, an operator’s liability would effectively be limited to the amount of such insurance and the Governor in Council may authorize funds to be paid by the federal government for claims in excess of that amount. The NLA is currently under review and this review could require an increase in insurance coverage that Bruce Power must obtain.

Nuclear Generation – Risk Factors

The following information, known to the Company, pertaining to the outlook and conditions applicable to Bruce Power, could have a material impact on its contribution to Cameco’s financial results. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Bruce Power and, as a consequence, Cameco. This discussion should be read in conjunction with material in other sections of this Annual Information Form, including Management’s Discussion and Analysis. (Appendix “B”)

     Restructuring of Ontario’s Electricity Industry

The government of Ontario retains the overall power to regulate and further restructure Ontario’s electricity industry. Ontario’s electricity market opened to competition May 1, 2002 with the introduction of competition in both the wholesale and retail markets in Ontario. However, the Ontario government in November 2002, March 2003 and November 2003, as described in “Ontario Deregulation”, announced regulatory changes reversing, in part, its decision to deregulate the electricity market. The regulatory authorities responsible for the structuring, development and operation of the new Ontario electricity market, the IMO and OEB, and many of the incumbent participants in the Ontario market, including Bruce Power, have little or no operating experience in a competitive electricity marketplace. Accordingly, it is possible that further changes in the structure of electricity industry may be necessitated based on the experience of regulatory authorities and market participants in the new competitive environment. These changes may be accomplished either through fundamental changes by the government of Ontario to the structure of the Ontario electricity industry, or through changes made by the IMO to the market rules.

2003 Cameco Annual Information Form

In addition, it is difficult to predict the effect of these changing market and regulatory conditions on Bruce Power’s business, results of operations, financial position or prospects.

In certain jurisdictions where the energy marketplace has been opened to competition, factors such as energy price volatility and episodes of supply shortages have prompted a re-examination of the market framework by governments, regulatory authorities and consumer groups. An example is the November 2002 announcement by the Ontario government of the price cap of 4.3 cents per kilowatt-hour for certain participants in the retail electricity market and the subsequent announcement in November 2003 to change this price cap to 4.7 cents per kilowatt-hour and 5.5 cents per kilowatt-hour, depending on consumption. Political, regulatory and consumer responses to the competitive wholesale and retail electricity markets in Ontario and the possible development of a trend toward re-regulation in the North American electricity industry, could have a material adverse effect on Bruce Power’s business, results of operations, financial position or prospects.

     Government Regulation

Bruce Power’s operations are subject to extensive government regulation that may change from time to time. Matters that are subject to regulation include nuclear operations (including regulation pursuant to Nuclear Safety and Control Act (Canada), the NLA and the Emergency Plans Act (Ontario)), nuclear waste management and decommissioning and environmental matters including air emissions. Operations that are not currently regulated may become subject to regulation. Because legal requirements are frequently changed and are subject to interpretation, Bruce Power is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Some of Bruce Power’s operations are regulated by government agencies that exercise discretionary powers conferred by statute. Because the scope of such authority is uncertain and may be inconsistently applied, Bruce Power is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Due to, among other things, inadequate safety margins, the CNSC has the power to limit the output from or order the shutdown of one or more of the Bruce “A” and “B” units and to impose additional onerous licence conditions on Bruce Power.

     Nuclear Operations

Bruce Power is subject to extensive federal regulation with respect to its nuclear operations. Bruce Power’s failure to comply with such regulation could have a material adverse effect on Bruce Power.

Risks of substantial liability, as well as the potential for significant increased costs of operations, arise from the management and operation of nuclear generating stations, including, among other things, from structural problems, increasing security requirements to cover factors such as physical security threats, equipment malfunctions, and the storage, handling and disposal of radioactive materials. Bruce Power has implemented risk management strategies, but there can be no assurance that such risks can be minimized or eliminated. An accident at a nuclear installation anywhere in the world or other reasons could cause the CNSC to limit the operation or licensing of the Bruce nuclear generation stations.

OPG undertook a testing and inspection program to ascertain the physical condition of its nuclear generating stations. Under the OPG-Bruce Power lease arrangement, Bruce Power has continued that program for the Bruce nuclear generating stations by contracting with OPG for the supply of steam generation, fuel channel and other inspection services. As a result of this program, OPG identified equipment life cycle issues, such as steam generator tube corrosion, feeder pipe wall thinning and pressure tube/calandria tube contact. Cameco understands these conditions were anticipated in the design but that experience has shown that the rate of degradation is higher than anticipated. In addition, no nuclear generating station utilizing CANDU technology has yet completed a full life cycle. There can be no assurance that Bruce Power will not have to incur significant capital expenditures for repairs or replacements in addition to those currently contemplated. To address these issues, Bruce Power may need to increase preventative maintenance programs and allow for more outage time (a period when a nuclear reactor is not operating) than currently planned. Such additional repairs, replacements and longer outage times could have a material adverse effect on Bruce Power.

The occurrence of any of these events could adversely effect Bruce Power’s expected contribution to Cameco’s financial results.

2003 Cameco Annual Information Form

     Reliance Upon Single Contractors

Bruce Power is dependent upon OPG for certain nuclear support services, Cameco for U3O8 supply and UO2 conversion services, and ZPI for fuel manufacturing services. Reliance by Bruce Power on a single contractor for each of these services is a supply security risk. Failure of any of these suppliers to provide services of adequate quality or in a timely manner, or, in the case of OPG, to agree to extend the term of short-term material service agreements, could have a material adverse effect on Bruce Power and, as a result, Bruce Power’s expected contribution to Cameco’s financial results.

     Nuclear Waste Management and Decommissioning

Bruce Power is subject to extensive federal regulation with respect to nuclear waste management. Failure to comply with such regulation could lead to prosecution and could subject Bruce Power to fines and other penalties, including the revocation of operating licences for its nuclear generation facilities. Any release of radioactive material beyond prescribed limits from property leased or occupied by Bruce Power could lead to governmental orders requiring investigation, control and/or remediation of such release and could also lead to claims from third parties for harm caused by such release. Bruce Power incurs substantial costs for nuclear waste management and changes in federal regulation could result in additional costs that could have a material adverse effect on Bruce Power.

The wet bays at Bruce “A” and “B” have limited capacity to store used nuclear fuel. As required by contract with Bruce Power, OPG has commenced the collection of used fuel bundles stored in the wet bays for transport to and storage at OPG’s dry storage facility at the Bruce site. OPG has title to all used nuclear fuel bundles in the wet bays. Failure of OPG to continue to provide collection services of adequate quality or in a timely manner or problems associated with the instation modifications to the Bruce “B” wet bays to support the loading of used nuclear fuel bundles into dry storage containers, could have a material adverse effect on Bruce Power.

The occurrence of any of these events could adversely effect Bruce Power’s expected contribution to Cameco’s financial results.

     Competition

Since Market Opening and the subsequent regulation of the retail electricity market, wholesale prices have been volatile. Increased competition from the restart of other wholesale generation at the Pickering nuclear station and from new construction may result in lower wholesale electricity prices. Cameco believes Bruce Power’s ability to compete depends upon many factors within and outside its control. There can be no assurance that Bruce Power will be able to compete successfully or that competitive pressure will not have a material adverse effect on Bruce Power and, as result, Bruce Power’s expected contribution to Cameco’s financial results.

     Reliance Upon Transmission Systems

Bruce Power’s ability to sell electricity depends on the capacity and reliability of the Ontario electricity transmission system operated by Hydro One under the direction of the IMO and regulated by the OEB and the other North American electricity transmission systems that are connected to the Ontario electricity transmission system. Accordingly, the success of Bruce Power’s business is dependent upon the functioning of interconnected electrical transmission systems in North America, Hydro One’s operating performance and financial stability, as well as the provincial regulation of Ontario’s electricity transmission system. The lack of adequate and reliable electricity transmission capacity would have a material adverse effect on Bruce Power and, as a result, Bruce Power’s expected contribution to Cameco’s financial results.

     Effects of Weather

By the nature of its business, Bruce Power’s earnings are sensitive to weather variations from time to time. Variations in winter weather affect the demand for electrical heating requirements. Variations in summer weather affect the demand for electrical cooling requirements.

     Credit Risk

Credit risk is the risk of non-performance by contractual counterparties with respect to payment for services provided. A significant portion of Bruce Power’s revenues are derived from sales through the IMO-administered spot market. Participants in the IMO spot market must meet IMO-mandated standards for creditworthiness with the result that Bruce Power’s risk for these sales should be effectively managed. To the extent that the credit support

2003 Cameco Annual Information Form

provided by purchasers of power to the IMO is inadequate, all market participants are responsible for any shortfall in proportion to their market activity.

A significant portion of Bruce Power’s revenues are derived from the sale of electricity under medium-term and long-term power purchase agreements. As a result, Bruce Power is exposed to credit risk. The purchasers and Bruce Power under such agreements must meet certain standards for creditworthiness and, in certain circumstances, must supply financial assurances as security for non-performance. The requirement of purchasers to provide financial assurances should result in Bruce Power’s credit risk for these sales being effectively managed. To the extent that financial assurances provided by such purchasers is inadequate, Bruce Power is subject to credit risk, the occurrence of which could have a material adverse impact on Bruce Power’s expected contribution to Cameco’s financial results. Bruce Power is likewise obligated, in certain circumstances, to provide financial assurances to such purchasers. Depending on the circumstances, this may burden the credit capacity of Bruce Power and Cameco. Cameco has committed to provide a certain amount of financial assurances to Bruce Power. (see “Overview - 2003 Acquisition”).

Spot Market Electricity Prices

A significant portion of Bruce Power’s revenue is tied, either directly or indirectly, to the spot market price for electricity in Ontario. The price of wholesale electricity may vary depending on, among other variables: the availability of generation and transmission systems, economic growth, economic slowdown, seasonal and weather-based variations in electricity demand, the plans and activities of other market participants, the evolution of newly deregulated electricity markets, regulatory decisions in Ontario and neighbouring jurisdictions (including deregulation), the exchange rate for the Canadian dollar and wholesale market trading rules, mechanisms for maintaining adequate generation reserves and the level of competition. Although Bruce Power engages in risk management activities, including trading of electricity and related contracts, to mitigate these risks, there can be no assurance that these activities will be successful. Electricity prices have proven to be extremely volatile at certain times in certain markets.

THE GOLD BUSINESS

Overview

Cameco’s gold business consists of mining operations and exploration, which is managed by Cameco Gold Inc. (“CGI”). CGI, with its head office in Toronto, Ontario, was established in 1996 as a wholly owned subsidiary of Cameco.

Cameco’s gold producing property is the Kumtor mine in the Kyrgyz Republic. CGI subsidiaries have a one-third (1/3) interest in and operate the Kumtor mine. In October 2003, remediation work was complete and mining of higher-grade ore resumed following the pit wall failure in July 2002. The Kumtor mine produced 677,552 ounces, compared to forecast production of 673,357 ounces.

Cameco’s principal gold development property is the Boroo mine in Mongolia. Boroo Gold Company LLC (“BGC”), a 54% CGI indirect owned subsidiary, has developed the Boroo mine. In 2002, CGI indirectly acquired its interest in BGC when it acquired majority control of AGR. The construction of the mine and mill at Boroo was completed on October 31, 2003 and commercial production is expected in the first quarter of 2004, once the commissioning process is complete. All necessary government approvals have been obtained. The capital cost of the project is $75 million (US) including capitalized costs during the pre-production phase. The sustaining capital expenditure budget for 2004 is $7.5 million (US). Production in 2004 is forecast at 210,000 ounces and annual production thereafter is expected to be about 175,000 ounces.

In February 2003, Cameco and Kyrgyzaltyn JSC agreed in principle to restructure the Kumtor mine ownership. The proposed restructuring envisioned that a Cameco subsidiary would hold all of the common shares of KGC, the owner of the Kumtor mine. The restructuring is contingent upon a number of factors including further negotiations leading to final agreements acceptable to Cameco and Kyrgyzaltyn JSC, approvals by third party institutions and a fairness opinion requested by Kyrgyzaltyn JSC.

Notwithstanding the earlier agreements, in January 2004 Cameco announced that Kyrgyzaltyn JSC agreed to transfer all of KGC, the owner of Kumtor gold mine in the Kyrgyz Republic, to a new jointly owned Canadian company called Centerra. In conjunction with its acquisition of KGC and Cameco’s other gold assets, Centerra

2003 Cameco Annual Information Form

intends to undertake an initial public offering in Canada. Cameco expects to hold a majority interest in Centerra immediately following the initial public offering.

Cameco subsidiaries will initially hold 67% of Centerra after transferring its one-third interest in KGC together with its other gold-related assets. Kyrgyzaltyn JSC, whose shares are held 100% by the Kyrgyz government, will initially hold 33% of Centerra after transferring its two-thirds interest in KGC. Kyrgyzaltyn JSC has the option to acquire an additional 2% of Centerra from Cameco at a value based on the initial ownership allocation, which may not reflect Centerra’s full market value. This option can be exercised for 30 days after Centerra is listed on the Toronto Stock Exchange. If this option is exercised, Cameco’s investment will decline to 65% on an undiluted basis.

Initially, Centerra’s assets will include the following:

•	100% of KGC, which owns Kumtor gold mine located in Kyrgyz Republic. KGC will relinquish its rights to develop the underground potential if it has not notified the government of its intention to proceed with development two years prior to the end of open pit mining, which is currently scheduled to be completed around 2008;

•	100% of Kumtor Operating Company which operates the Kumtor mine;

•	56% of AGR which owns 95% of the Boroo gold mine that is expected to begin commercial production in the first quarter of 2004 located in Mongolia;

•	62% interest in the REN joint venture, an advanced exploration project located in Nevada, US; and

•	73% interest in the exploration licences for the Gatsuurt exploration property located about 35 kilometers from Boroo in Mongolia.

In addition, about $130 million (US) in loans previously advanced by Cameco subsidiaries to the Kumtor and Boroo gold mines will be contributed by Cameco in exchange for equity in Centerra.

In 2004, production at the Kumtor mine is expected to produce about 610,000 ounces of gold at an average cash cost of approximately $220 (US) per ounce. This unit cash cost includes exploration costs and a management fee. Due to the restructuring of the gold business under Centerra, beginning in 2004 the cash unit operating costs will be adjusted to exclude exploration costs and the management fee. In 2004, production at the Boroo mine is expected to be about 210,000 ounces at an average cash cost of approximately $170 (US) per ounce, excluding exploration costs. There is no management fee associated with the Boroo mine.

Centerra’s share of production will be 100% from the Kumtor mine and about 54% from the Boroo mine.

In order to establish Centerra, Cameco and the Kyrgyz government have entered into a series of agreements. The Kyrgyz government has authorized this transaction to proceed by issuing a government decree. Closing is targeted for the second quarter of 2004 and is subject to satisfaction of a number of conditions including:

•	consent from a number of third parties, including certain financial institutions;

•	Centerra entering into a underwriting agreement for an IPO of Centerra; and

•	the conditional listing of Centerra shares on the Toronto Stock Exchange.

Cameco has negotiated a new agreement with the Kyrgyz government to ensure that a stable investment regime will be maintained in Kyrgyz Republic for Centerra. The new agreement will take effect on closing. Centerra will have a 10-year tax stabilization period, during which the application of Kyrgyz tax legislation is not to increase the tax burden on the Kumtor operation. The tax indemnity currently enjoyed by Cameco will not be transferred to Centerra.

Cameco subsidiaries will vote their Centerra shares to support one Kyrgyzaltyn JSC representative provided that Kyrgyzaltyn JSC maintains at least that number of Centerra common shares representing 5.0% of the outstanding common shares of Centerra at the time of closing. For a period of five years following the date of closing of the Kumtor restructuring, for so long as Kyrgyzaltyn JSC is controlled by the government of the Kyrgyz Republic,

2003 Cameco Annual Information Form

Kyrgyzaltyn JSC has agreed to maintain legal and beneficial ownership of at least that number of Centerra common shares representing 5.0% of the outstanding common shares of Centerra at the time of closing.

Cameco’s existing guarantees in support of the gold hedging activities at both mines and KGC’s senior debt continue while Centerra establishes itself. At December 31, 2003, KGC’s senior debt balance was $17 million (US). On that same date, Cameco had provided credit support for KGC and Boroo gold hedges of approximately 480,000 ounces. The mark-to-market exposure under these hedges was about $46 million (US).

With an agreement to create Centerra, an offer is planned to be made to AGR minority shareholders to exchange their AGR shares for Centerra shares.

The price of gold maintained its strength in 2003. As of December 31, 2003, approximately 12% of Cameco’s production from existing gold reserves is hedged, including about 30% of 2004 estimated production. The estimated production is hedged at an expected price of $326 (US) per ounce. Cameco intends to reduce its hedge position.

As of December 31, 2003, KGC had in place forward and sales options on 278,300 ounces and AGR had in place forward sales on 200,000 ounces. Cameco’s share of these hedge arrangements was 292,800 ounces. During 2003, KGC actively decreased its hedging activity to take advantage of higher spot market prices. As of December 31, 2003, approximately 26% of KGC’s 2004 estimated gold production is hedged at an expected price of approximately $337 (US) per ounce. Cameco will participate in price movements to the extent that its share of production is unhedged. For example, if the price of gold declines significantly, Cameco, through its indirect one-third share of ownership of KGC, is exposed to a decline in earnings and a potential loss in its gold business.

Increasing gold prices have the effect of increasing the credit support required under hedge agreement obligations. Cameco has agreed to provide credit support to gold hedge agreement counterparties to mitigate the potential of default. At December 31, 2003, Cameco’s maximum financial exposure under these support arrangements was $57 million (US). Cameco’s net mark-to-market loss after deducting other partners’ interest on these hedge positions amounted to $20 million (US) at December 31, 2003, based upon a spot gold price of $416 (US).

CGI also explores for gold. During 2003, exploration was carried out in the western US, Mongolia and Kyrgyz Republic. In 2004, CGI expects to focus its gold exploration activities in Nevada, Mongolia and Central Asia.

Kumtor - Gold Producing Property

The Kumtor gold deposit is located in the Kyrgyz Republic. In 1992, Cameco and the Government of the Kyrgyz Republic entered into an agreement to evaluate and develop the Kumtor gold deposit. Cameco, through its wholly owned subsidiaries CGI and Kumtor Mountain Company (“KMC”), holds a 33 1/3% interest in the operation through its interest in the Kyrgyz joint venture company, KGC. Cameco acquired its interest from the Kyrgyz Republic which, through Kyrgyzaltyn JSC (formerly the State Concern Kyrgyzaltyn), holds the other 66 2/3% interest in KGC. Kumtor Operating Company (“KOC”), a wholly owned subsidiary of CGI, acts as operator of the joint venture for which it receives a management fee. The mineral reserve and resource estimates for Kumtor are found at “The Gold Business-Reserves and Resources”.

Based upon December 31, 2003 reserve estimates for Kumtor (100% basis), Cameco expects that the Kumtor deposit will be depleted no earlier than 2008. In 2002, Cameco received payback of its capital invested.

     Property Description and Environment

KGC has a mining licence over an area of approximately 800 hectares of land centered on the Kumtor deposit. In addition, the joint venture has secured a mining lease over an area of approximately 10,000 hectares in the vicinity of the Kumtor deposit. This is referred to as the Mining Lease Territory and provides the joint venture with sufficient surface area for the plant, tailings disposal area and all other facilities supporting the mining operation, ore processing and waste rock disposal. The term of KGC’s mineral and surface rights for the Kumtor deposit extend beyond 2008, the year when mining is expected to be completed. KGC has all necessary material permits to conduct mining and milling operations at Kumtor. All mineral resources and reserves are part of the Kumtor gold deposit that has been mined by open pit since 1997.

KGC has committed to operate the Kumtor mine in accordance with Canadian, Saskatchewan and applicable Kyrgyz laws and regulations and the Environment Action Plan (“EMAP”) for the mine as well as sound international mining practices.

2003 Cameco Annual Information Form

KGC estimates its future decommissioning and reclamation costs for the Kumtor mine to be $20.4 million (US) in current dollars. These estimates were last reviewed by KGC technical personnel in 1999 and are intended to be updated in 2004. In 1998, a reclamation trust fund (the “fund”) was established to cover the future costs of reclamation, net of expected salvage value which was estimated, in 1999, at $14.9 million (US). In order to fund the remaining $5.5 million (US), contributions are made to the fund over the life of the mine on a unit of production method. At December 31, 2003, the balance in the fund was $3.7 million (US), with the remaining $1.8 million (US) to be contributed over the life of the mine.

The site consists of an open pit mine situated at approximately 4,000 metres above sea level along the northwestern slopes of the Akshirak Ridge in the interior of the Tien-Shan Mountains. The mine includes waste and ore stockpile areas as well as an area to dispose of the ice stripped from the top of the deposit. There is a crusher and a mill. Other major facilities include a fresh water system, a camp/residence for the employees on site, a warehouse, shops, offices, a batch plant, several standby diesel generators, and a tailing management facility (“TMF”). An airstrip is 6 kilometres northwest of the open pit.

The TMF is located in the Kumtor river valley. Tails are deposited in this facility via a seven-kilometre pipeline from the mill. In 2001, an additional pipeline was added, twinning the existing one. The tailings dam was designed and constructed to address the permafrost conditions at the minesite. Stored behind the tailings dam are 18.9 million cubic metres of tailings sands and process water. A series of diversion ditches prevent runoff and natural watercourses from entering the tailings basin. The toe of the tailing dam is built on permafrost and a 500 metre section of the 2 kilometre dam has shown movement along an ice rich silt layer. This layer was removed in early 2003 and a shear key was constructed. The analysis carried out by an independent consultant showed that the shear key would eventually stop the movement of the dam. The analysis carried out by the Kyrgyz Institute of Rock Mechanics indicated that the shear key would bring the dam into compliance with Kyrgyz regulations regarding seismic loading.

The TMF and the effluent treatment plant (“ETP”) were commissioned in 1999, with government approval for the ETP obtained in June and for the TMF in December 1999. The treatment plant has been effectively controlling the amount of free water accumulated in the tailings pond. Addition of a second tailings line between the mill and tailings pond has reduced the frequency of minor tailings line releases into secondary containment by providing better line maintenance planning and reduced mill downtime during tailings line maintenance and repair.

     Site accessibility, infrastructure and physiography

The site is located near the headwaters of the Kumtor River. It is accessible by an all-weather road constructed in the Ara-Bel-Su valley. Employees are bussed to the mine site from Bishkek and the Issyk-Kul region. Supplies are transported by rail up to Balykchy at the west end of Issyk-Kul Lake and then trucked to the minesite. The industrial and potable fresh water is pumped from Petrov Lake, approximately five kilometres northeast of the mill site. The glacial lake has sufficient water available year around to supply all the anticipated need of the operations. The site is connected to the power grid of the Kyrgyz Republic. Most employees are native to Kyrgyz Republic.

The terrain is alpine glaciated with broad flat valleys and moraine mounds along the valley walls. The climate is continental in a zone of permafrost and active glaciers. Vegetation is predominant on the valley floors and sparse on the elevated benches and mountain slopes. Despite cold winter conditions, Kumtor is a 365 day-per-year operation.

     History and Financing

Although the Kumtor area has a history of intermittent exploration dating to the late 1920’s, the actual discovery of the deposit was made in the summer of 1978 in the course of a general survey. Intensive exploration, adit sampling, drilling and geological interpretation work took place between 1979 and 1989. In 1992, Cameco and the government of the Kyrgyz Republic entered into an agreement to evaluate and develop the deposit. KOC retained Kilborn Western Inc., presently SNC Lavalin, to prepare a feasibility study which was submitted in November 1993.

Construction and development began in 1994 and was completed in early 1997 at a cost of approximately $450 million (US). Commercial production commenced on May 1, 1997 and more than 502,000 ounces were produced during that year.

As an equity investment, Cameco provided the first $45 million (US) of development costs for the project. Additionally, Cameco provided a $107 million (US) subordinated loan to KGC, $61 million (US) of which was outstanding at December 31, 2003.

2003 Cameco Annual Information Form

A consortium of financial institutions advanced $285 million (US) in senior and subordinated loans to the project (“the third party loans”). The third party loans consisted of a senior debt component of $265 million (US) and a third party subordinated debt component of $20 million (US). As of December 31, 2003, payments of $248 million (US) on the senior debt had been made and $17 million (US) of senior debt (US) and $20 million (US) of subordinated third party debt was outstanding.

In April 2002, KGC’s senior loan was restructured and resulted in the extension of the term of repayment to June 1, 2006 and the replacement of non-commercial lenders as senior lenders. In November 2002, the senior lenders agreed to defer December 2002 and June 2003 semi-annual principal payments until the period December 2004 to June 2006. An offshore debt reserve account and the shares of KGC secure the senior debt. Pursuant to the revised lending agreements, a principal payment of $60 million (US) was made in December 2003.

The third party loans are a direct obligation of KGC. However, under the terms of the financing agreements, Cameco has agreed to guarantee the payment of all amounts of principal and interest that become due in respect of the senior debt. Cameco has purchased political risk insurance that entitles it to seek full reimbursement from the insurers if Cameco is required to pay on the guarantee due to a political risk event in the Kyrgyz Republic. Cameco has also purchased political risk insurance that covers 90% of the carrying value of its subordinated loan to KGC and 90% of the carrying value of its equity contribution to the project.

     Geology and Mineralization

Two major fault zones delineate the local structural setting of the Kumtor area. The first structure is the Nikolaev Lineament which marks the boundary between the rocks affected by the Caledonian orogen to the west and by the Hercynian orogen. The Kumtor Fault zone, which is parallel to and east of the lineament with a traced strike length of more than 50 kilometres and variable widths up to 400 metres, is the second major structural setting.

The Kumtor deposit is in the zone of sheared, brecciated and hydrothermally altered Precambrian metasediments just south and sub parallel to the Kumtor Fault zone. The southeast dipping zone of alteration and mineralization has a strike length of 1,250 metres, near surface widths up to 400 metres and depths up to 1,000 metres.

     Exploration, Sampling and Analysis

The exploration work, performed by predecessors of KGC, resulted in the collection of 69,775 samples of which 37,075 were channel samples. The trenches provided 7,250 samples and adits one, two and four provided 14,300, 10,665 and 4,860 samples respectively. The drill core samples totaled 32,700. A total of 22,100 channel samples and 16,900 core samples were used in the evaluation of the reserves by the Soviets.

The results of the investigative work were compiled in a geological report titled “Results of Detailed Exploration of the Kumtor Gold Deposit” issued in 1989. This report included the evaluation of the reserves. It was prepared by the Ministry of Geology of the Union of Soviet Socialist Republics (USSR) and approved by the General Director of Kyrgyz Geology and the Deputy General Director, Chief Geologist of Kyrgyz Geology in his capacity as head of the Uchkoshkon Geological Expedition.

Late in 1992, Kilborn Western Inc. was commissioned to prepare a feasibility study to evaluate and develop the Kumtor deposit. An integral part of the evaluation process was data validation comprising assaying of the original sample rejects, recalculation of the reserves and resources, underground geological and geotechnical remapping and resampling of parts of the higher mineralization grade zones and process testwork of original and fresh metallurgical samples. The recalculation of the reserves and the resources were carried out by Geostat Systems International based on geostatistical methods employing three-dimensional block modelling and kriging to the 3,668 metres elevation in the deposit.

In 1998-2001, additional drilling was carried out by KOC in the planned open pit area as well as at depth to evaluate certain areas of the orebody. Some 121 holes were drilled, assayed with additional check sampling and incorporated into the original data bank.

Cameco’s mining resources department and KOC personnel conducted a reinterpretation of the orebody and a new reserve model was created, providing the base for a new life-of-mine plan. This reserve model is regularly compared to the actual mine production. After seven years of mining, the number of mined ounces is consistent with expectations based upon the new model.

2003 Cameco Annual Information Form

In 2002-2003, additional drilling was carried out by KOC in the planned open pit area to further evaluate the orebody. Drilling was also performed in the Southwest Zone and Sarytor exploration areas. In the present open pit area 60 holes were drilled totaling 16,468 metres, assayed with additional check sampling and incorporated into the original databank. A new reserve/resource model, taking into account the additional drilling and mining results, is currently in preparation. In the satellite Southwest Zone and Sarytor exploration areas, a total of 80 holes were drilled, totaling 13,189 metres, assayed with additional check sampling and incorporated into the original exploration databank.

KOC has developed and implemented procedures for quality control, data verification and sampling which it believes will assure the integrity of information resulting from its drilling activities at Kumtor.

     Mining

Total mine production in 2003 was 27.5 million bench cubic metres, a 39.6% increase over the previous year. Ore was delivered to the mill at an average rate of 15,428 tonnes per day. The average strip ratio was 12.8, requiring an average mining rate of 212,900 tonnes per day. The mill feed grade in 2003 was approximately 4.54 grams per tonne, 22.2% higher than the 3.71 grams per tonne delivered to the mill in 2002. (see “2002 Pit Wall Failure").

The Kumtor deposit is developed using conventional open pit mining methods. Initially, part of the orebody was overlaid by a glacial icecap 10-30 metres thick. This icecap was removed during the first three years of operation. Now mining is focused on ore extraction and removal of the surrounding waste rock. Operations began at the 4,300 metre elevation in 1996. Presently, mining is conducted between the 4,100 and 3,950 metre elevations.

Mining benches are 8 metres in height with 3 to 4 benches under development at any given time. Drilling is performed by six rotary-percussion blasthole drill rigs. Holes are drilled on a nominal 5.5 metre x 5.5 metre pattern. 400-500 holes are shot daily using bulk ANFO and emulsion explosives.

Six hydraulic shovels and four front-end loaders load a fleet of thirty-one haul trucks. The location of the ore and waste rock is determined by assaying drillhole cuttings. Boundaries between material-types are surveyed in and digging is supervised by KGC engineering staff to ensure that ore and waste rock are separated correctly. All mine equipment is monitored by a computer-controlled dispatch system.

     Milling

The Kumtor mill consists of a nominal 15,500 tonne per day conventional plant, using pyrite flotation and carbon in-leach (CIL) in the process where both the reground pyrite concentrate and the flotation tails are leached in separate circuits. The grinding circuit consists of a semiautogenous mill, a pebble crusher, a ball mill and a regrind mill. High rate thickeners reclaim as much water as possible from the flotation concentrate, flotation tails feed, reground flotation concentrate CIL feed and final tails. In 2003, gold recoveries increased to 82.63% from 78.13% in 2002 due to the processing of less refractory ore.

In 2003, 677,552 ounces of gold were poured compared to 528,550 ounces in 2002. Gold production is expected to decrease to about 610,000 ounces in 2004. Approximately 4,386,771 ounces of gold have been poured from startup in 1997 until December 31, 2003. All economic ore is forecast to be milled by 2008.

The cash cost per ounce in 2003 was approximately $199 (US) calculated in accordance with the standards of The Gold Institute. The cash cost per ounce in 2002 was $216 (US).

     2002 Pit Wall Failure

On July 8, 2002, a pit wall failure occurred at the Kumtor mine, resulting in the temporary suspension of operations. Mine production resumed on July 15, 2002 in an area away from the pit wall failure. A Kyrgyz national employee of KOC died as a result of a rockslide. The rockslide involved approximately 7.5 million tonnes of rock. Cameco’s 2002 net earnings were reduced by approximately $27 million as a result of the pit wall failure. No allowance was made in 2003 for possible proceeds from insurance.

Technical experts were assembled to assess pit wall stability in the rockslide area as well as options for accessing this ore zone. The information gathered was used to analyze and assess the revised pit wall slope configurations and develop a revised mining plan. The revised mining plan provides for greater stability and better access to high-grade ore. A geo-technical drilling program was designed and initiated to provide further information on the July 2002,

2003 Cameco Annual Information Form

rockslide. This information was also used to finalize the design of the pit slopes for the revised mining plan. In addition, revisions were made to the monitoring system and equipment to provide a good degree of “real time” warning should there be further movement. However, the technical experts were unable to come to a conclusive determination as to the reasons for the pit wall failure.

The pit wall failure resulted in a significant revision to the mining plan, including the postponement of mining higher-grade ore. KGC has been milling lower grade ore and achieving lower recovery rates as a consequence. As a result, gold production at Kumtor in 2002 was 528,550 ounces. Prior to the pit wall failure, Kumtor was forecast to produce 700,000 ounces. For the second half of 2003, the average mill feed grade rose to about 5.6 g/t. Production at Kumtor during 2003 was 677,552 ounces at an average feed grade of 4.5 g/t.

     Kumtor Resource and Reserve Estimates

The mineral reserve and resource estimates for Kumtor are found at “The Gold Business-Reserves and Resources”. The key assumptions, parameters and methods used in making these estimates are:

1.	Key Assumptions

•	the reserves reported include allowances for dilution and mining recovery.

2.	Key Parameters

•	gold values were obtained from assaying of surface trenches and underground working samples as well as from drill hole cores;

•	cutting of high grade samples was established at 60 grams gold per tonne;

•	density was measured on 200 samples and ranged from 2.51 to 3.23 tonnes per cubic metre. An average density of 2.85 tonnes per cubic metre is used for waste and mineralized rocks;

•	design of current ultimate pit is based on $300 (US) per ounce of gold;

•	reserves at Kumtor are not only based on grades but also on the volume and location; and

•	reserves within the current ultimate pit design were calculated with a cutoff grade based on a gold price of $350 (US) per ounce.

3.	Key Methods

•	the geological interpretation of the orebody outlines was done on vertical sections 40 metres apart and on planviews at 24 metre spacing;

•	a three-dimensional block model delineates the reserves and resources;

•	estimates of the grade of blocks 10 metres x 10 metres x 8 metres were obtained by ordinary kriging; and

•	reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported resources does not include amounts identified as reserves.

Although Cameco believes Kumtor reserve and resource estimates are unlikely to be materially affected by external factors, such as metallurgical, safety and environmental, permitting, legal, title, taxation and political issues, there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the gold price, subsequent to the date of the estimate, may justify revisions of such estimates.

     Other Kumtor Information

All gold produced by the Kumtor mine is purchased by Kyrgyzaltyn JSC, the owner of 66 2/3% of KGC, for reprocessing at its refinery in the Kyrgyz Republic. KGC uses derivative financial instruments to mitigate the price risk on a portion of future gold production. See “Gold Business-Risk Factors-Volatility and Sensitivity to Prices.”

The Kyrgyz tax regime applicable to the Kumtor operation is governed by an agreement between Cameco, Kyrgyzaltyn JSC and the Kyrgyz government.

2003 Cameco Annual Information Form

There are currently no material development activities planned for the Kumtor operation.

Boroo - Gold Development Property

BGC, about a 54% CGI indirect owned subsidiary, has developed the Boroo mine in Mongolia. The Boroo mine achieved commercial production effective March 1, 2004, with expected production of about 210,000 ounces in 2004.

On March 5, 2002, CGI acquired a 52% interest in AGR, a British Virgin Islands company, for $12 million (US) cash and issuance of a $4.8 million (US) promissory note. AGR indirectly owns 95% of BGC, a Mongolian entity. A Mongolian entity indirectly owns the remaining 5% of BGC. BGC has the rights to the Boroo gold deposit located in Mongolia.

Subsequent to the acquisition, CGI increased its interest in AGR to 56% by financing $3 million (US) of further exploration on Boroo and Gatsuurt. The promissory note was satisfied by CGI transferring to AGR 61% of a subsidiary that owns 100% of Cameco Gold Mongolia LLC, which has rights to the Gatsuurt exploration property in Mongolia.

The Boroo open pit mine and mill construction was completed on October 31, 2003 and achieved commercial production effective March 1, 2004. The project budget to reach commercial production remains at $75 million (US), an increase of $35 million (US) from the original estimate of $40 million (US). About half the increase relates to change in the operating plan from a contractor-supplied and operated mine equipment and shop facilities fleet to one in which BGC purchases the fleet and carries out maintenance. The remainder of the capital cost increase is due to improvements in the processing facilities. About 97% of the capital budget was spent to the end of December 2003. A CGI subsidiary is funding the construction of the Boroo open pit mine and mill through a loan which bears interest at LIBOR plus 4% and reduces to LIBOR plus 3.5% after commercial production is declared.

The 2004 BGC budget includes sustaining capital of $7.5 million (US).

At December 31, 2003, AGR’s hedge position was 200,000 ounces, which is expected to yield an average price of approximately $315 (US) per ounce.

CGI estimates that the future decommissioning and reclamation costs for the Boroo mine to be approximately $3 million (US) in current dollars. Periodic contributions to an escrow account are planned to cover this future liability.

A stability agreement has been entered into with Mongolian government. It expires in 2013. Among other things, the stability agreement provides for:

•	Mongolian tax laws in effect in 1998 when the agreement was signed will govern, unless laws more favorable take effect;

•	a three-year income tax exemption from the commencement of production, a 20% income tax rate for the following three years and a 40% income tax rate thereafter; the income tax law has been revised effective January 1, 2004 whereby the rate following the initial 3 year tax free period will now be 15% for the following three years and 30% thereafter;

•	gold may be freely exported, without the application of value added tax or export charges;

•	the payment of a 2.5% net smelter royalty to the Mongolian government;

•	any value added tax obligations may be offset against any income tax (both personal and corporate) withholding tax and the royalty payable;

•	all proceeds resulting from gold sales may be deposited in an offshore account, provided sufficient funds are deposited in a commercial bank in Mongolia to cover fiscal obligations to the Mongolian government; and

•	the Mongolian government may not expropriate BGC assets.

BGC signed a dore gold refining contract with Johnson Mathey plc (JM) dated as of December 1, 2003. Under that contract, BGC agrees to deliver to JM, for processing at its facility in the United Kingdom, 100% of the production from the Boroo mine. The contract expires on December 31, 2005. BGC made its first delivery under the contract in January 2004.

AGR intends to pursue political risk insurance for its investment in Boroo.

2003 Cameco Annual Information Form

Reserves and Resources (1)

Reserve and resource estimates for Cameco’s gold properties as presented in this Annual Information Form were prepared by or under the supervision of the following qualified persons:

Qualified Persons	Properties
Alain Gaston Mainville, Geologist and Professional Geoscientist, who is Manager, Mining Resources and Methods at Cameco	Kumtor

Rob Chapman, Geologist and Professional Geoscientist, who is Vice-President, Exploration at Cameco Gold Inc.	Boroo

Cameco’s reserve and resource estimates are obtained from internally generated data or audit reports. Cameco’s gold reserves and resources are located in the Kyrgyz Republic and Mongolia.

The following table shows the estimated gold reserves and resources as at December 31, 2003 on a property basis and Cameco’s share. The amount of reported resources does not include those amounts identified as reserves.

	PROVEN			PROBABLE			TOTAL RESERVES
	(100% interest)			(100% interest)			(100% interest)
									Content	Cameco’s
		Grade	Content		Grade	Content		Grade	Ounces	Share	Mining
	Tonnes	g/t Au	Ounces Au	Tonnes	g/t Au	Ounces Au	Tonnes	g/t Au	Au	Ounces Au	Method(2)
	(tonnes and ounces in thousands)
PROPERTY
Kumtor Gold	18,539.0	3.41	2,032.0	6,765.0	3.50	761.0	25,304.0	3.43	2,793.0	931.0	OP
Boroo	—	—	—	10,175.0	3.52	1,153.0	10,175.0	3.52	1,153.0	617.0	OP

Total	18,539.0	3.41	2,032.0	16,940.0	3.51	1,914.0	35,479.0	3.46	3,946.0	1,548.0

							MEASURED AND
	MEASURED			INDICATED			INDICATED RESOURCES
	(100% interest)			(100% interest)			(100% interest)
									Content	Cameco’s
		Grade	Content		Grade	Content		Grade	Ounces	Share	Mining
	Tonnes	g/t Au	Ounces Au	Tonnes	g/t Au	Ounces Au	Tonnes	g/t Au	Au	Ounces Au	Method(2)
	(tonnes and ounces in thousands)
PROPERTY
Kumtor Gold	5,394.0	3.59	622.0	6,829.0	4.75	1,043.0	12,223.0	4.24	1,665.0	555.0	OP
Boroo	—	—	—	3,387.0	2.09	228.0	3,387.0	2.09	228.0	122.0	OP

Total	5,394.0	3.59	622.0	10,216.0	3.87	1,271.0	15,610.0	3.77	1,893.0	677.0

	INFERRED RESOURCES
	(100% interest)
			Content	Cameco’s
		Grade	Ounces	Share	Mining
	Tonnes	g/t Au	Au	Ounces Au	Method(2)
	(tonnes and ounces in thousands)
PROPERTY
Kumtor Gold	5,773.0	3.90	723.0	241.0	OP& UG
Boroo	—	—	—	—	OP

Total	5,773.0	3.90	723.0	241.0

Notes:

(1)	Cameco reports reserves and resources separately.

(2)	Mining Method: OP – Open Pit; UG – Underground.

2003 Cameco Annual Information Form

     Gold Reserve and Resource Reconciliation

The following reconciliation of Cameco’s share of gold reserves and resources reflects the changes in gold reserves and resources during 2003. The 2003 additions and deletions at Kumtor and Boroo result from mining and milling and additional information provided by mining experience, drilling results analysis and reclassifications.

Reconciliation of Cameco’s Share of Gold Reserves and Resources
(in thousands of ounces Au)

	December 31 2002	2003 Throughput (1)	2003 Addition (Deletion)		December 31, 2003
Reserves – Proven
Kumtor Gold	1,127.0	(270.0)	(180.0)	(2)	677.0

Total Proven Reserves	1,127.0	(270.0)	(180.0)		677.0

Reserves - Probable
Boroo	606.0	(6.0)	17.0	(2)	617.0
Kumtor Gold	24.0	—	23.0	(2)	254.0
Total Proven Reserves	630.0	(6.0)	247.0		871.0

Total Reserves	1,757.0	(276.0)	67.0		1,548.0

Resources – Measured
Kumtor Gold	0	0	207.0	(2)	207.0

Total Measured Resources	0	0	207.0		207.0

Resources - Indicated
Boroo	236.0	—	(114.0)	(2)	122.0
Kumtor Gold	0	—	348.0	(2)	348.0

Total Indicated Resources	236.0	—	234.0		470.0

Total Measured and Indicated Resources	236.0	0	441.0		677.0

Resources - Inferred
Boroo	326.0	—	(326.0)	(2)	0
Kumtor Gold	606.0	—	(365.0)	(2)	241.0

Total Inferred Resources	932.0	0	(691.0)		241.0

Notes:

(1)	Corresponds to millfeed. The discrepancy between the 2003 millfeed and Cameco’s share of 2003 ounces produced is due to mill recovery and the processing of low grade material.

(2)	Change in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

Legal Proceedings

An action was commenced during 1997 in a Canadian court by certain dependants of nine persons against the Company, CGI, KOC and certain other parties seeking damages, in the amount of $20,700,000 including punitive damages, plus interest and costs in connection with the death of the said nine persons in a helicopter accident in Kyrgyz Republic on October 4, 1995. This action is being defended by the insurers of the Company.

Regulatory Compliance

Pursuant to the financing agreements related to the Kumtor gold project, the project participants agreed that all construction, development and, once in operation, production activities related to the project must be conducted in accordance with Canadian, Saskatchewan, and applicable Kyrgyz laws and regulations and the accepted Environmental Management Action Plan for the project as well as sound international mining practices. Modifications to the original, pre-operational Environmental Management Action Plan have been approved by appropriate external parties.

The Boroo Gold Project has been built to meet Australian, Mongolian and World Bank environmental standards in respect to construction and development and once in operation will be managed to comply with Mongolian and World Bank environmental standards. In respect to construction, the Boroo Plant and Facilities have been reviewed and accepted by the Republic of Mongolia and an Act of Final Acceptance by the State Acceptance committee has been issued to provide BGC with the right to start exploration of the deposit. The 2004 Environmental Protection Plan, Environmental Management Plan and Mining Plan have been approved by the appropriate Mongolian authorities.

Employees

KOC had approximately 92 expatriate and 1,504 national employees at December 31, 2003.

2003 Cameco Annual Information Form

BGC has approximately 36 expatriate and 324 national employees at December 31, 2003.

Risk Factors

The following information pertains to the outlook and conditions currently known to the Company which could have a material impact on the financial condition of the Company. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect the Company in the future. This discussion should be read in conjunction with material in other sections of this Annual Information Form, including Management’s Discussion and Analysis (Appendix “B”). As the context requires for the following information, the reference to Company or Cameco also includes Cameco’s direct and indirect subsidiaries.

     Volatility and Sensitivity to Gold Prices

The Company’s share of revenue from its gold business is largely dependent on the world market price of gold. The gold price is subject to volatile price movements over time and is affected by numerous factors beyond the Company’s control. Such factors include, among others: global supply and demand; central bank lending, sales and purchases; expectations for the future rate of inflation; the level of interest rates; the strength of, and confidence in, the US dollar; market speculative activities; and global or regional political and economic events.

Fluctuation in gold prices is illustrated by the following table which sets forth for the periods indicated the average closing gold prices in United States dollars per ounce.

	Average London PM Fix
	(US$)
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
US$ Average	384	384	388	331	294	279	279	271	310	363

On March 1, 2004 the closing price of gold on the London market (PM Fix) was $400 (US) per ounce.

If the market price for gold falls and remains below variable production costs of a Cameco subsidiary’s mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of mining activities. The Company would also have to assess the economic impact of any sustained lower gold prices on recoverability and, therefore, the cut off grade and level of its gold reserves and resources. The Company would have to assess the impact of such an environment on any outstanding guarantees related to its gold activities.

AGR and KGC hedge the price risk for future gold sales. AGR and KGC use derivative financial instruments such as forward sales contracts and collars (matched puts and calls) to mitigate the price risk on a portion of future gold production. AGR and KGC uses these instruments for hedging purposes and do not hold or issue derivative financial instruments for trading purposes. The mix of instruments and the amounts change from time to time with changes in pricing, market conditions and hedging strategies.

Cameco has agreed to provide credit support to KGC’s and AGR’s counterparties, subject to stipulated per ounce limits, in order to mitigate the potential of default by these companies. At year-end 2003, based upon the number of ounces hedged and the stipulated per ounce limits, Cameco had a maximum financial exposure under its support arrangements of $57 million (US). Cameco’s net mark-to-market loss after deducting other partners’ interests on these hedge positions amounted to $20 million (US) at December 31, 2003, based upon a spot gold price of $416 (US). As the gold price rises, Cameco may need to increase the stipulated per ounce limits. For a summary of the Company’s share of future gold sale and delivery commitments, see Note 25 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003.

The extent of future gold price hedging by AGR and KGC will depend upon its assessment of gold market factors and other conditions. Although AGR and KGC utilize hedging programs to mitigate the price risk on a portion of future gold production, there can be no assurance that such programs will be successful.

     Replacement of Reserves

In 2003, the Kumtor mine was the Company’s sole source of gold production, albeit indirectly through its indirect 1/3 equity ownership of KGC. The Boroo mine achieved commercial production effective March 1, 2004. Unless other reserves are discovered or extension to the existing orebodies are found, the Company’s total gold reserves will decrease as reserves at Kumtor and Boroo are depleted.

2003 Cameco Annual Information Form

     Decommissioning and Reclamation

KGC’s decommissioning and reclamation plan for the Kumtor mine was last updated in 1999. KGC estimates future decommissioning and reclamation costs to be approximately $20 million (US). To cover this future liability, a reclamation trust fund was established in 1998 to which contributions are made annually. BGC’s decommissioning and reclamation plan for the Boroo mine estimates future decommissioning and reclamation costs to be approximately $3 million (US). Periodic contributions to an escrow account are planned to cover this future liability. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

COMMON RISK FACTORS – URANIUM AND GOLD

In addition to the risk factors referred to under “Nuclear Business-Risk Factors” and “Gold Business-Risk Factors”, there are certain risks which are generally applicable to both the uranium and gold mining industries, as outlined in the following. The risks discussed here are not all inclusive. No guarantee is provided that other factors will not affect the Company in the future. This discussion should be read in conjunction with material in other sections of this Annual Information Form, including Management’s Discussion and Analysis (Appendix “B”). As the context requires for the following information, reference to the Company or Cameco also includes Cameco’s direct and indirect subsidiaries.

     Imprecision of Reserve and Resource Estimates

Reserve and resource figures included for uranium and gold are estimates and no assurances can be given that the indicated levels of uranium and gold will be produced or that Cameco will receive the gold price and uranium price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included are well established and reflects management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and gold, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Resources figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any resource estimate will ultimately be reclassified as proven or probable reserves.

     Production Estimates

Cameco prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.

Cameco’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.

     Mining, Refining and Conversion Risks and Insurance

Cameco’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, blockades, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures,

2003 Cameco Annual Information Form

cave-ins, adverse mining conditions and underground flooding) and encountering unusual or unexpected geological conditions. The Company also contracts for the transport of its uranium and uranium products to refining, conversion and enrichment facilities in North America and Europe, which exposes the Company to transportation risks. Many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or refining or conversion facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the Company’s mines or refining or conversion facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium and uranium products, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining, refining, conversion and transport, additional costs and risks are incurred by the Company on a regular and ongoing basis.

Although the Company maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

The Company may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Cameco.

     Nature of Exploration and Development

Exploration for and development of mineral properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium and gold from ore. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves.

Cameco’s ability to sustain or increase its present levels of uranium and gold production is dependent in part on the successful development of new orebodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and uranium and gold prices, which are highly cyclical. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Cameco’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Cameco also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the orebody; ground and mining conditions; expected recovery rates of the gold and uranium from the ore; and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Cameco’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.

     Governmental Regulation and Policy Risks

Mining and refining operations and exploration activities, particularly uranium mining, refining, conversion and transport in Canada and the United States, are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mines decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, ore refining and other facilities or, with respect to exploration and development properties, whether

2003 Cameco Annual Information Form

to proceed with exploration or development. The Company expends significant financial and managerial resources to comply with such laws and regulations. Cameco anticipates it will have to continue to do so as the historic trend toward stricter government regulation will likely continue. Because legal requirements are frequently changing and subject to interpretation, Cameco is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting the Company’s mining operations, uranium refining and conversion operations, and uranium transport, could materially and adversely affect the Company’s results of operations and financial condition in a particular period or its long term business prospects.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licences and permits are subject to many variables outside the Company’s control, including potential legal challenges from various stakeholders such as environmental groups, non-government organizations or first nations claiming certain rights with respect to traditional lands. Any significant delays in obtaining or renewing such approvals, licences or permits could have a material adverse effect on the Company.

     Environmental Risks

The Company has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation will likely continue. The uranium industry is subject to not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining and conversion sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

The Company’s domestic and foreign facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and the Company’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse affect on the Company’s financial condition or results of operations.

     Counterparty/Credit Risk

AGR and KGC engage in transactions to mitigate the price risk on a portion of future gold production (see “Gold Business-Risk Factors-Volatility and Sensitivity to Gold Prices”) and Cameco enters into transactions to reduce the impact of fluctuations in currency exchange rates. These transactions expose the Company to the risk of default by the counterparties to such contracts. The Company manages this risk of default, or credit risk, by dealing only with financial institutions that meet its credit rating standards and by limiting exposures with individual counterparties.

In addition, Cameco’s sales of uranium product and conversion services expose the Company to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2003, 3% of Cameco forecast revenue under contract, for the period 2004 to 2006, is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment terms.

Although the Company seeks to manage its credit risk exposure, there can be no assurance that the Company will be successful.

     Currency Fluctuations

The Company’s earnings and operating cash flow may also be affected by changes in the US/Canadian dollar exchange rate since most of its revenues are denominated in US dollars and many of its costs are denominated in Canadian dollars. Although the Company utilizes a hedging program to manage its exchange rate exposure, there can be no assurance that such a program will be successful.

2003 Cameco Annual Information Form

     Political Risk

See the Company’s Management’s Discussion and Analysis attached as Appendix “B”.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The selected consolidated financial and operating information presented below should be read in conjunction with Management’s Discussion and Analysis and the Company’s Consolidated Financial Statements for the year ended December 31, 2003, notes thereto and other financial information included elsewhere in this Annual Information Form.

Year Ended December 31,

		2002	2001
(in millions except per common share amounts)	2003	(restated)	(restated)
Total Revenue	$826.95	$748.33	$700.84

Earnings from operations	$88.25	$84.37	$94.90

Net earnings (loss)	$204.69	$43.52	$56.09
- per common share (basic)	$3.65	$0.78	$1.01

Cash provided by operations	$245.89	$250.84	$116.25

Total Assets	$3,359.41	$2,967.82	$2,968.70

Long term debt not maturing within one year	$238.71	$218.30	$327.77

Cash dividends declared per common share	$0.60	$0.50	$0.50

2003 CONSOLIDATED FINANCIAL STATEMENTS

The Company’s 2003 Consolidated Financial Statements are attached as Appendix “A”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis is attached as Appendix “B”.

MARKET FOR SECURITIES

The Company’s common shares are listed and traded on The Toronto Stock Exchange (CCO) and the New York Stock Exchange (CCJ).

Also listed and traded on The Toronto Stock Exchange are the Company’s 5% Convertible Subordinated Debentures due October 1, 2013 (CCO.DB).

Also listed and traded on the New York Stock Exchange are the Company’s 8.75% Preferred Securities (CCJPR), a series of junior subordinated debentures which are due in 2047.

The registrar and transfer agent for the Company’ common shares and 5% Convertible Subordinated Debentures is CIBC Mellon Trust Company through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6.

2003 Cameco Annual Information Form

DIRECTORS AND OFFICERS

Directors
Name, Office held in
Corporation and Municipality of
Residence	Principal Occupation or Employment	Director Since (1)
JOHN S. AUSTON (2, 6) West Vancouver, British Columbia	Geologist; Corporate Director, 2000 to present; prior:President, Director and Chief Executive Officer, Ashton Mining of Canada Inc. 1996-2000.	1999

JOE F. COLVIN(2, 4, 6) Kiawah Island, South Carolina U.S.A.	President and Chief Executive Officer, Nuclear Energy Institute 1996 to present; prior: Executive Vice-President and Chief Operating Officer, Nuclear Energy Institute Inc. 1994 to 1996.	1999

HARRY D. COOK (4) La Ronge, Saskatchewan	Chief, Lac La Ronge Indian Band, 1987 to present; President, Kitsaski Management Limited Partnership, Prince Albert Grand Council Executive Board Member, Federation of Saskatchewan Indian Nations Taxation Commission Board Member and Indian Government Commission member.	1992

JAMES R. CURTISS(4, 5) Brookeville, Maryland, U.S.A.	Lawyer, Partner, Winston & Strawn, 1993 to present; prior: Commissioner US Nuclear Regulatory Commission 1988-1993.	1994

GEORGE S. DEMBROSKI(2, 5, 6) Toronto, Ontario	Corporate Director, 1998 to present; prior: Vice-Chairman and Director, RBC Dominion Securities Limited (investment dealer) 1981-1998.	1996

GERALD W. GRANDEY (2) President and Chief Executive Officer Saskatoon, Saskatchewan	Assumed current position 2003; prior: President 2000-2002; Executive Vice-President 1997-2000.	2000

NANCY E. HOPKINS (2, 3) Saskatoon, Saskatchewan	Lawyer, Partner, McDougall Gauley, 1984 to present. Effective January 2001 Gauley & Company merged with McDougall Ready to form McDougall Gauley.	1992

OYVIND HUSHOVD(3,4,5) Toronto, Ontario	Chairman and Chief Executive Officer of Gabriel Resources Ltd., May 2003 to present; prior: President and Chief Executive Officer of Falconbridge Ltd. 1996 to 2002.	2003

J.W. GEORGE IVANY (3, 5, 6) Kelowna, British Columbia	Corporate Director, 1999 to present; prior: President and Vice-Chancellor, University of Saskatchewan 1989-1999.	1999

A. NEIL McMILLAN(2, 3, 4) Saskatoon, Saskatchewan	President, Claude Resources Inc. 1996 to present.	2001

2003 Cameco Annual Information Form

Directors
Name, Office held in
Corporation and Municipality of
Residence	Principal Occupation or Employment	Director Since (1)
ROBERT W. PETERSON (3, 4, 5) Regina, Saskatchewan	President and Chief Operating Officer Denro Holdings Ltd. 1994 to present.	1994

VICTOR J. ZALESCHUK(2, 3, 5, 6, 7) Calgary, Alberta	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1, 1997 to June 1, 2001.	2001

(1)	Each director will hold office until the next annual meeting unless such director’s office is earlier vacated in accordance with the corporate law requirements applicable to the Company from time to time.

(2)	Member of the strategic planning committee.

(3)	Member of the audit committee.

(4)	Member of the environmental safety, health and environment committee.

(5)	Member of the human resources and compensation committee.

(6)	Member of the nominating, corporate governance and risk committee.

(7)	Appointed audit committee financial expert.

Officers
Name, Office held in	Principal Occupation or Employment
Corporation and Municipality of Residence	for Past Five Years
VICTOR J. ZALESCHUK Chair Calgary, Alberta	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1997 to June 2001.

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan	Assumed current position 2003; prior: President, 2000-2002; Executive Vice-President 1997-2000.

TERRY ROGERS Senior Vice-President and Chief Operating Officer Saskatoon, Saskatchewan	Assumed current position February 2003; prior: President Kumtor Operating Company, Kyrgyz Republic 1999 - 2003.

GEORGE B. ASSIE Senior Vice-President, Marketing and Business Development Saskatoon, Saskatchewan	Assumed current position January 2003; prior: President Cameco Inc., Eden Prairie, Minnesota 1999 - 2002.

DAVID M. PETROFF Senior Vice-President, Finance and Administration and Chief Financial Officer Saskatoon, Saskatchewan	Assumed current position April 1997.

RITA M. MIRWALD Senior Vice-President, Human Resources and Corporate Relations Saskatoon, Saskatchewan	Assumed current position April 1997.

GARY M.S. CHAD Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary Saskatoon, Saskatchewan	Assumed current position January 2000; prior: Senior General Counsel and Secretary 1990-1999.

The directors and officers of Cameco as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.

2003 Cameco Annual Information Form

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Secretary of the Company:

1.	When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(a)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statement of the Company subsequent to the financial statements for its most recently completed financial year;

(c)	one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders; and

(d)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (a) to (c) above; or

2.	Any other time, one copy of any document referred to in (1)(a), (b) and (c) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the Company’s securities and options to purchase securities is contained in the Management Proxy Circular dated April 13, 2004 and additional information is provided in the Company’s Consolidated Financial Statement for the fiscal year-ended December 31, 2003. Copies of the Management Proxy Circular are available upon request from the Secretary of the Company at 2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3, telephone: (306) 956-6200.

2003 Cameco Annual Information Form

Appendix “A”

CAMECO CORPORATION

2003 CONSOLIDATED AUDITED FINANCIAL STATEMENTS

2003 Cameco Annual Information Form

Appendix “B”

2003 MANAGEMENT’S DISCUSSION AND ANALYSIS

2003 Cameco Annual Information Form